UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Annie’s, Inc.

(Name of Subject Company)

Annie’s, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03600T104

(CUSIP Number of Class of Securities)

John M. Foraker

Chief Executive Officer

1610 Fifth Street

Berkeley, CA 94710

(510) 558-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Julie M. Allen, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036-8299

(212) 969-2900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is Annie’s, Inc., a Delaware corporation (“Annie’s”). The address of Annie’s principal executive office is 1610 Fifth Street, Berkeley, California 94710. The telephone number of Annie’s principal executive office is (510) 558-7500.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Annie’s common stock, par value $0.001 per share (“Common Stock”). As of September 19, 2014, there were 17,196,020 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

Annie’s is the person filing this Schedule 14D-9 and is the subject company. The name, business address and business telephone number of Annie’s are set forth in Item 1 “Subject Company Information” above under the heading “Name and Address,” which information is incorporated by reference herein.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Sandy Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of General Mills, Inc., a Delaware corporation (“General Mills”), to purchase all of the outstanding shares of Common Stock at a purchase price of $46.00 per share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 22, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, which together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by General Mills and Purchaser with the United States Securities and Exchange Commission (the “SEC”) on September 22, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 8, 2014, by and among General Mills, Purchaser and Annie’s (as amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides that, among other things, following the completion of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into Annie’s (the “Merger”), with Annie’s surviving the Merger as a wholly owned subsidiary of General Mills (the “Surviving Corporation”). Except in certain limited circumstances set forth in the Merger Agreement, the Merger will be effected under Section 251(h) of the DGCL, which provides that following consummation of a tender offer for any and all shares of a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase in the tender offer, plus the stock otherwise owned by the acquirer, equals at least the percentage of shares of each class of stock of the acquired corporation that would otherwise be required for the stockholders of the acquired corporation to adopt the Merger Agreement, and the non-tendering stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the vote of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of Annie’s in accordance with Section 251(h) of the DGCL. At the time the Merger becomes effective (the “Effective Time”), all then outstanding shares of Common Stock (other than shares of Common Stock owned by Annie’s or any of its wholly owned subsidiaries or by General Mills or any of its subsidiaries, or shares of Common Stock held by stockholders who have validly exercised their appraisal rights under the DGCL) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest, less any required withholding taxes. See “Treatment of Equity-Based Awards under the Merger Agreement” under Item 3 below for a discussion of treatment of options to purchase shares of Common Stock (“Company Options”), restricted stock units that convey the right to receive shares of Common Stock (“Company RSUs”) and performance share units that convey the right to receive shares of Common Stock (“Company PSUs”).

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Monday, October 20, 2014, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (the “Expiration Date”).

The obligation of Purchaser to accept for payment and to pay for any shares of Common Stock validly tendered in the Offer and not withdrawn prior to the expiration of the Offer is subject to certain conditions, including (i) there being validly tendered (not including any shares of Common Stock tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the expiration of the Offer) and not withdrawn prior to the Expiration Date that number of shares of Common Stock that would represent at least a majority of the issued and outstanding shares of Common Stock, (ii) the applicable waiting period under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated, (iii) the absence of any order, decision, judgment, writ, injunction, decree, award or other determination of any court of the United States or any state thereof that enjoins or otherwise prohibits consummation of the Offer or the Merger and (iv) other customary conditions.

General Mills has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. As set forth in the Offer to Purchase filed in connection with the Schedule TO, the principal executive offices of both General Mills and Purchaser are located at 1 General Mills Boulevard, Minneapolis, Minnesota 55426 and the telephone number at such principal offices is (763) 764-7600.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Merger Agreement is summarized in Section 11—“Purpose of the Offer and Plans for Annie’s; Merger Agreement and Other Agreements—The Merger Agreement” of the Offer to Purchase. The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Annie’s has made information relating to the Offer available online at www.annies.com and Annie’s has filed this Schedule 14D-9 and General Mills and Purchaser have filed the Schedule TO with the SEC at the website maintained by the SEC at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, and in Annie’s Proxy Statement filed on Schedule 14A with the SEC on July 17, 2014 (the “Proxy Statement”) as incorporated in this Schedule 14D-9 by reference, as of the date of this Schedule 14D-9, to the knowledge of Annie’s, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Annie’s or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) General Mills, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with General Mills and Purchaser

Merger Agreement

The summary of the Merger Agreement contained in Section 11—“Purpose of the Offer and Plans for Annie’s; Merger Agreement and Other Agreements—The Merger Agreement” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13—“Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement filed as Exhibit (e)(1) to this Schedule 14D-9 is intended to provide holders of shares of Common Stock with information regarding the terms of the Merger Agreement and is not intended to update, modify or supplement any factual disclosures about General Mills, Purchaser or Annie’s or any of their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purposes of allocating risk between the parties, rather than establishing matters as facts, and establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise. Such representations, warranties and covenants may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of shares of Common Stock or from the standard of materiality generally applicable to reports or documents filed with the SEC, and in some cases were qualified by disclosures set forth in a disclosure letter that was provided by Annie’s to the other parties but is not publicly filed as part of the Merger Agreement. Stockholders of Annie’s and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent developments or new information may or may not be fully reflected in the parties’ public disclosures.

Tender and Support Agreement

On September 8, 2014, each of the executive officers and directors of Annie’s entered into a Tender and Support Agreement with General Mills and Purchaser (the “Tender and Support Agreement”), pursuant to which each such executive officer and director agreed, among other things, to tender his or her shares of Common Stock pursuant to the Offer. The summary of the Tender and Support Agreement contained in Section 11—“Purpose of the Offer and Plans for Annie’s; Merger Agreement and Other Agreements—Tender and Support Agreement” of the Offer to Purchase is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement

On June 19, 2014, Annie’s and General Mills entered into a Confidentiality Agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, General Mills and Annie’s agreed, subject to certain exceptions, to keep confidential certain non–public information relating to the other in connection with a possible transaction between the parties. The Confidentiality Agreement also includes a standstill provision that was subject to certain exceptions. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Exclusivity Agreement

In connection with its offer made on September 5, 2014, as described in Item 4 under the heading “Background of the Offer,” General Mills requested that Annie’s enter into an exclusivity agreement, pursuant to which Annie’s agreed to exclusively negotiate with General Mills through September 12, 2014 (the “Exclusivity Agreement”). This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Co-Founder Agreement

On September 8, 2014, Annie’s, General Mills and Annie Withey (“Withey”) entered into a Founder’s Content Agreement (the “Co-Founder Agreement”). The Co-Founder Agreement provides, among other things, for (i) the assignment by Withey to Annie’s of certain messages and story content in the advertising and promotion of products sold by Annie’s and (ii) the grant by Withey to Annie’s of a royalty-free license to use her name, signatures and images, in each case, subject to the conditions set forth in the Co-Founder Agreement. This summary of the Co-Founder Agreement does not purport to be complete and is qualified in its entirety by reference to the Co-Founder Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Retention Agreement with John M. Foraker

See the description of the Retention Agreement with John M. Foraker under the heading “Arrangements with Current Executive Officers and Directors of Annie’s—Retention Agreement with John M. Foraker” below.

Arrangements with Current Executive Officers and Directors of Annie’s

In considering the recommendation of Annie’s board of directors (the “Board”) as set forth in Item 4 below under the heading “Solicitation or Recommendation,” Annie’s stockholders should be aware that certain executive officers and directors of Annie’s have interests in the Offer and the Merger, which are described below, that are different from or in addition to those of Annie’s stockholders generally. These interests may present such directors and officers with certain conflicts of interest. The Board was aware of these potential conflicts and considered them, along with the other factors described in this Item 3 and in Item 4 below under the heading “Background and Reasons for the Board’s Recommendation,” in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation to limit or eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. Annie’s has included in its restated certificate of incorporation (the “Charter”) a provision to eliminate the personal liability of its directors for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted under the DGCL, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a corporation may indemnify a current or former director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which such person is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. Annie’s has included in its Charter and its amended and restated bylaws (the “Bylaws”) provisions that require Annie’s to provide the foregoing indemnification to its directors and officers to the fullest extent permitted under the DGCL. In addition, the Bylaws require that Annie’s advance expenses incurred by a director or officer in connection with any such proceeding upon an undertaking to repay if indemnification is ultimately not permitted.

In addition, Annie’s also maintains insurance on behalf of its current and former directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

Annie’s also has entered into indemnification agreements with each of its directors and executive officers, which generally provide for the indemnification of the indemnitee and for advancement and reimbursement of reasonable expenses (subject to limited exceptions) incurred in various legal proceedings in which the indemnitee may be involved by reason of his or her service as an officer or director. This description of the indemnification agreements entered into between Annie’s and each of its directors and executive officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(6) hereto, which is incorporated herein by reference.

The Merger Agreement provides for certain indemnification and insurance rights in favor of the present and former directors, officers and employees of Annie’s and its subsidiaries, who we refer to as “indemnified persons.” Specifically, following the Effective Time, General Mills the Surviving Corporation are obligated to cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any indemnified persons as provided in Annie’s organizational documents (including the Charter and Bylaws) and any agreements in effect as of the date of the Merger Agreement between an indemnified person and Annie’s or its subsidiaries to continue in effect for a period of not less than six years following the Effective Time. In addition, General Mills and the Surviving Corporation are required to indemnify the indemnified persons to the fullest extent permitted by applicable law with respect to all acts or omissions arising out of or relating to their services as directors, officers or employees of Annie’s and its subsidiaries, or another entity, if such indemnified person was serving as a director, officer or employee of such other entity at the request of Annie’s, whether asserted or claimed at or after or occurring before the Effective Time.

For a period of at least six years after the Effective Time, General Mills and the Surviving Corporation are required to maintain directors’ and officers’ liability insurance in coverage and amounts that are no less favorable than those of the policies currently maintained by Annie’s with respect to claims arising out of or relating to events which occurred at or before the Effective Time. However, General Mills is not required after the Effective Time to pay an annual premium for such insurance coverage in excess of 250% of the last annual premium for Annie’s existing policies, but in such case is required to purchase as much comparable insurance as possible for an annual premium equal to such amount.

In lieu of the foregoing, Annie’s may purchase, prior to the Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as Annie’s current policies with respect to claims arising out of or relating to events which occurred at or before the Effective Time.

Cash Consideration Payable for Shares of Common Stock Tendered Pursuant to the Offer

Directors and executive officers of Annie’s who own shares of Common Stock and tender their shares for purchase pursuant to the Offer will receive the same cash consideration on the same terms and conditions as the other stockholders of Annie’s who tender their shares pursuant to the Offer. As of September 19, 2014 the directors and executive officers of Annie’s beneficially owned, in the aggregate, 17,540 shares of Common Stock, which for purposes of this subsection excludes shares of Common Stock issuable upon exercise of Company Stock Options or settlement of Company RSUs or Company PSUs held by such individuals. If the directors and executive officers of Annie’s who own such shares of Common Stock were to tender all of those shares of Common Stock for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Purchaser, such individuals would receive an aggregate of $806,840 in cash, without interest and less any required withholding taxes. Each of Annie’s directors and executive officers has agreed, in his or her capacity as a stockholder of Annie’s, to tender all of his or her shares of Common Stock, as well as any additional shares of Common Stock that he or she may acquire (pursuant to the exercise of Company Stock Options, the vesting of Company RSUs or Company PSUs), to Purchaser in the Offer. See Item 3 above under the heading “Arrangements with General Mills and Purchaser—Tender and Support Agreement.” For a description of the treatment of Company Options, Company RSUs and Company PSUs held by the directors and executive officers of Annie’s, see description below under the heading “Agreements with Current Executive Officers and Directors of Annie’s—Treatment of Equity-Based Awards under the Merger Agreement.”

The following table sets forth, as of September 19, 2014, the cash consideration that each director and executive officer would be entitled to receive in respect of his or her outstanding shares of Common Stock if such individual were to tender all of his or her outstanding shares of Common Stock pursuant to the Offer and those shares of Common Stock were accepted for purchase and purchased by Purchaser.

Individual	Number of Shares of Common Stock	Consideration Payable in Respect of Shares of Common Stock ($)
John M. Foraker	—	—
Zahir M. Ibrahim	—	—
Robert M. Kaake	—	—
Mark Mortimer	12,394	570,124
Molly F. Ashby	—	—
Julie D. Klapstein	782	35,972
Lawrence S. Peiros	2,500	115,000
Bettina M. Whyte	782	35,972
Billie Ida Williamson	1,082	49,772
Robert W. Black	—	—

Treatment of Equity-Based Awards under the Merger Agreement

Certain of Annie’s executive officers and directors hold one or more of the following awards: Company Options; Company RSUs; and Company PSUs (collectively, “Company Equity Awards”), which will be treated as follows in connection with the transactions contemplated by the Merger Agreement:

Company Options

At the Effective Time, each Company Option outstanding immediately before the Effective Time, whether or not then exercisable or vested, by virtue of the Merger, will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of the aggregate number of shares of Common Stock that may be acquired upon exercise of such Company Option multiplied by the positive excess (if any) of the Offer Price over the per share exercise price or purchase price of such Company Option, less any taxes required to be withheld.

Company RSUs

At the Effective Time, each Company RSU outstanding immediately before the Effective Time, by virtue of the Merger, will be, to the extent not already vested, vested and each Company RSU will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the Offer Price multiplied by the number of shares of Common Stock underlying such Company RSU, less any taxes required to be withheld.

Company PSUs

At the Effective Time, each Company PSU outstanding immediately before the Effective Time, by virtue of the Merger, will be, to the extent not already vested, vested in accordance with its terms and each such Company PSU will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the Offer Price multiplied by either (i) the number of shares of Common Stock that would be payable upon settlement of each such Company PSU based upon achievement of the performance goal based on actual performance through the Effective Time, in the case of Company PSUs with a performance cycle beginning more than 18 months prior to the Effective Time or (ii) the number of shares of Common Stock that would be payable upon settlement of such Company PSU upon achievement of the performance goal at target level, in the case of Company PSUs with a performance cycle beginning 18 months or less prior to the Effective Time, in each case less any taxes required to be withheld.

As of the date of this Schedule 14D-9, Annie’s has granted Company PSUs with the following performance cycles: April 1, 2012 through March 31, 2015 (the “2012 PSUs”); April 1, 2013 through March 31, 2016 (the “2013 PSUs”); and April 1, 2014 through March 31, 2017 (the “2014 PSUs”). As of the Effective Time, the performance cycles for the 2012 PSUs and the 2013 PSUs will have begun more than 18 months prior to the Effective Time (and therefore will be payable based on achievement of actual performance through the Effective Time) and it is anticipated that the performance cycle for the 2014 PSUs will have begun less than 18 months prior to the Effective Time (and therefore will be payable based on target level performance). As of the date of this Schedule 14D-9, Annie’s has determined that the minimum performance targets for payouts under the 2012 PSUs and the 2013 PSUs will not have been achieved as of the Effective Time; accordingly, it is anticipated that no amounts will be payable under such Company PSUs in connection with the consummation of the Merger and that such Company PSUs will be cancelled at the Effective Time without payment.

The following table sets forth the number of shares of Common Stock subject to Company Options, Company RSUs and Company PSUs held by each director and executive officer as of September 19, 2014:

Individual	Company Options	Company RSUs	2012 and 2013 PSUs	2014 PSUs	Total Payable in Connection with the Merger ($)
John M. Foraker	350,034	—	17,482	6,927	12,922,674
Zahir M. Ibrahim	20,112	6,295	1,028	2,309	442,239
Robert M. Kaake	63,600	1,154	3,868	2,309	2,344,529
Mark Mortimer	110,339	6,186	5,960	3,078	2,948,040
Molly F. Ashby	—	1,492	—	—	68,632
Julie D. Klapstein	—	3,046	—	—	140,116
Lawrence S. Peiros	—	2,798	—	—	128,708
Bettina M. Whyte	18,591	3,046	—	—	669,030
Billie Ida Williamson	—	3,046	—	—	140,116
Robert W. Black	—	1,392	—	—	64,032

Annie’s, Inc. Retention Plan for Selected Employees

On September 8, 2014, concurrently with the execution of the Merger Agreement, Annie’s commenced the Annie’s, Inc. Retention Plan for Selected Employees (the “Retention Plan”). On August 28, 2014, the compensation committee of the Board (the “Compensation Committee”) approved the adoption of the Retention Plan, subject to and effective upon Annie’s entering into the Merger Agreement. The Retention Plan provides that certain selected employees of Annie’s, including Mark Mortimer, Annie’s President and Chief Customer Officer, and Zahir M. Ibrahim, Annie’s Executive Vice President, Chief Financial Officer and Treasurer, may be eligible to receive a specified lump sum cash bonus payment (a “Retention Bonus”) if the participant remains employed by Annie’s or a subsidiary of Annie’s until the 90th day following the consummation of a Change in Control (as defined in the Retention Plan). The Merger will constitute a Change in Control under the Retention

Plan if consummated. The amount of the Retention Bonuses granted to Messrs. Mortimer and Ibrahim were $250,000 and $225,000, respectively. A participant will also be eligible to receive a Retention Bonus if his or her employment is terminated due to the participant’s death, by Annie’s due to the participant’s disability, by Annie’s without Cause (as defined in the Retention Plan), or by the participant for Good Reason (as defined in the Retention Plan), in each case following the consummation of the Merger but prior to the 90th day thereafter (such termination, a “Qualifying Termination”).

In addition, the Retention Plan provides that a participant who is eligible to receive a Retention Bonus and is employed on the last day of Annie’s fiscal year in which the Change in Control occurs will receive an amount equal to his or her annual cash bonus for such fiscal year, determined based on Annie’s good faith determination of achievement of performance for the full fiscal year. If the participant incurs a Qualifying Termination prior to the last day of Annie’s fiscal year in which the Change in Control occurs, he or she will be eligible to receive a pro rata portion of his or her annual cash bonus for such fiscal year based on target level performance.

The Retention Plan provides that, in the event any payment to a participant is subject to the excise tax applicable to “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), such payment will be reduced to the extent necessary to avoid application of such excise tax, unless such participant’s employment agreement expressly addresses treatment of such payments (in which case the participant’s employment agreement will apply).

This summary of the Retention Plan does not purport to be complete and is qualified in its entirety by reference to the Retention Plan, which is filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

Retention Agreement with John M. Foraker

On September 8, 2014, contemporaneous with the execution of the Merger Agreement, Annie’s entered into a Retention Agreement (the “Retention Agreement”) with John M. Foraker, its Chief Executive Officer, and General Mills. The Retention Agreement will become effective on the date of the consummation of the Merger (the “Effective Date”) and, as of the Effective Date, will supersede and replace the Executive Employment Agreement between Mr. Foraker and Annie’s dated February 22, 2012, which is filed as Exhibit (e)(22) hereto and is incorporated by reference.

Under the Retention Agreement, Mr. Foraker will serve as the President of Annie’s for a period of one year commencing on the Effective Date (the “Retention Term”) and will be eligible to receive the following compensation:

•	base salary at the annual rate of $400,000;

•	a retention bonus in the amount of $450,000 if he remains actively employed during the Retention Term and thereafter such that he does not become eligible for the severance payments described below;

•	a bonus under the Annie’s Fiscal Year 2015 Cash Incentive Program as in place immediately prior to the Effective Date calculated based on achievement at target performance and pro-rated based on the portion of Annie’s fiscal year 2015 occurring prior to the Effective Date; and

•	a bonus based 60% on specified Annie’s performance targets to be determined by General Mills within two months following the Effective Date and 40% on Mr. Foraker’s post-Merger integration duties, with a target bonus payout of 70% of his base salary (the “Post-Merger Bonus”).

Mr. Foraker will be entitled to receive the following payments and benefits if his employment with Annie’s is terminated (i) for any reason upon the expiration of the Retention Term, or (ii) prior to the expiration of the Retention Term, either (x) by Annie’s without Cause or (y) by Mr. Foraker for Good Reason (as such terms are defined in the Retention Agreement):

•	the Post-Merger Bonus determined on a pro-rata basis and based on the greater of target or actual results;

•	severance pay equal to 24 months of base salary, paid over a period of 24 months;

•	a retention bonus in the amount of $450,000;

•	a lump sum payment equal to $280,000; and

•	continued participation in all medical benefits subject to his continued eligibility, and a lump sum payment equal to 18 months of COBRA.

Amounts payable to Mr. Foraker will be reduced in the event any such payments are subject to the excise tax applicable to “parachute payments” within the meaning of Section 280G of the Code and such reduction would result in a greater payment to Mr. Foraker on an after-tax basis.

To preserve the value of Annie’s after the Effective Date, in consideration for his sale of Common Stock in the transactions contemplated by the Merger Agreement, Mr. Foraker has agreed that he will be subject to restrictive covenants for a period of two years commencing on the Effective Date.

This summary of the Retention Agreement does not purport to be complete and is qualified in its entirety by reference to the Retention Agreement, which is filed hereto as Exhibit (e)(8) and is incorporated by reference herein.

Employment Agreements with Zahir M. Ibrahim and Mark Mortimer

Annie’s has entered into employment agreements with Messrs. Ibrahim and Mortimer, dated October 16, 2013 and June 17, 2014, respectively. The employment agreements provide that in the event Annie’s terminates the executive’s employment without Cause or in the event the executive terminates his employment for Good Reason (as such terms are defined in their respective employment agreements) within 24 months following the Effective Date, upon execution of a written general release, the executive will be entitled to receive:

•	severance payments equal to 18 months’ base salary, paid over a period of 18 months;

•	any earned but unpaid annual bonus relating to prior fiscal years;

•	a lump sum pro-rated annual cash bonus for the year of termination calculated based on target performance; and

•	reimbursement for COBRA coverage for a period of 18 months.

Amounts payable to Mr. Ibrahim or Mr. Mortimer will be reduced in the event any such payments are subject to the excise tax applicable to “parachute payments” within the meaning of Section 280G of the Code and such reduction would result in a greater payment to the executive on an after-tax basis.

This summary of the Employment Agreement with Mr. Ibrahim and the Employment Agreement with Mr. Mortimer does not purport to be complete and is qualified in its entirety by reference to the Employment Agreement with Zahir M. Ibrahim and the Employment Agreement with Mark Mortimer, which are filed hereto as Exhibit (e)(9) and Exhibit (e)(10), respectively, and are incorporated by reference herein.

Merger-Related Compensation for Annie’s Named Executive Officers

The information below is intended to comply with item 402(t) of Regulation S-K, which requires disclosure of compensation and benefits that each named executive officer of Annie’s, whom we refer to as the Annie’s NEOs, could receive that are based on or otherwise relate to the Merger, which we refer to as the golden parachute compensation. The Annie’s NEOs are Messrs. Foraker, Ibrahim and Mortimer.

The following table sets forth the amounts of payments and benefits that may be paid or become payable to each of the Annie’s NEOs in connection with the Merger, assuming: (1) consummation of the Offer constitutes a change in control for purposes of the applicable compensation plan or agreement; (2) the Offer was consummated on September 19, 2014, the latest practicable date prior to the filing of this Schedule 14D-9; (3) an Offer Price of $46.00 per share of Common Stock (the per share price payable under the Merger Agreement); and (4) as applicable, the Annie’s NEO’s employment was terminated without Cause or the Annie’s NEO resigned for Good Reason immediately following the consummation of the Merger. The amounts shown below are estimates based on multiple assumptions made for purposes of disclosure in this Schedule 14D-9. The actual amounts to be received by an Annie’s NEO may differ materially from the amounts set forth below.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Other ($)(3)	Total ($)
John M. Foraker	1,565,417	12,922,674	131,945	14,620,036
Zahir M. Ibrahim	831,355	442,239	—	1,273,594
Mark Mortimer	878,250	2,948,040	—	3,826,290

(1)	The cash amount reflected for Mr. Foraker consists of the following under the Retention Agreement if his employment is terminated prior to the one-year anniversary of the Effective Date, either (x) by Annie’s without Cause or (y) by Mr. Foraker for Good Reason:

•	a lump sum retention bonus in the amount of $450,000;

•	severance payments equal to 24 months’ base salary ($800,000), paid over a period of 24 months;

•	a lump sum payment in the amount of $280,000; and

•	a lump sum payment equal to 18 months of COBRA coverage ($35,417).

These amounts are “double-trigger” because they are conditioned upon a termination of Mr. Foraker’s employment following the consummation of the Merger. The lump sum retention bonus in the amount of $450,000 would be payable on a “single-trigger” in the event that Mr. Foraker remains actively employed until the first anniversary of the Effective Date and thereafter such that he does not become eligible for the severance payments described above.

The cash amounts reflected for Messrs. Ibrahim and Mortimer consist of the following:

•	Under their employment agreements if their employment is terminated by Annie’s without Cause or by Annie’s NEO for Good Reason within 24 months after the Effective Date:

•	severance payments equal to 18 months’ base salary ($502,500 for Mr. Ibrahim and $510,000 for Mr. Mortimer), paid over a period of 18 months;

•	a lump sum pro-rated annual cash bonus for the year of termination calculated based on target performance ($78,932 for Mr. Ibrahim and $80,110 for Mr. Mortimer); and

•	reimbursement for COBRA coverage for a period of 18 months ($24,923 for Mr. Ibrahim and $38,140 for Mr. Mortimer).

•	Under the Retention Plan, Messrs. Ibrahim and Mortimer will be entitled to receive Retention Bonuses in the amounts of $225,000 and $250,000, respectively, if the Annie’s NEO’s employment is terminated due to his death, by Annie’s due to his disability, by Annie’s without Cause, or by Annie’s NEO for Good Reason, in each case following the consummation of the Merger but prior to the 90th day thereafter.

These amounts are “double-trigger” because they are conditioned upon a termination of the Annie’s NEO’s employment following the consummation of the Merger. The Retention Bonuses payable to Messrs. Ibrahim and Mortimer under the Retention Plan would be payable on a “single-trigger” in the event that such Annie’s NEO remains employed by Annie’s until the 90th day following the Effective Date.

See the sections above entitled “Arrangements with Current Executive Officers and Directors of Annie’s—Retention Agreement with John M. Foraker” and “Arrangements with Current Executive Officers and Directors of Annie’s—Annie’s, Inc. Retention Plan for Selected Employees” for a more detailed explanation of the Retention Agreement and the Retention Plan.

(2)	For a description of the treatment of Company Equity Awards held by the directors and executive officers of Annie’s, including the Annie’s NEOs, see the description above under the heading “Agreements with Current Executive Officers and Directors of Annie’s—Treatment of Equity-Based Awards under the Merger Agreement.” These amounts are “single-trigger,” because they become payable upon consummation of the Merger. Set forth below are the amounts that would be payable to the Annie’s NEOs in connection with the Merger in respect of outstanding Company Options, Company RSUs and Company PSUs, based on the assumptions described above:

Name	Company Options ($)	Company RSUs ($)	Company PSUs ($)
John M. Foraker	12,604,032	—	318,642
Zahir M. Ibrahim	46,455	289,570	106,214
Mark Mortimer	2,521,896	284,556	141,588

(3)	The amount for Mr. Foraker reflects a lump sum bonus under the Annie’s Fiscal Year 2015 Cash Incentive Program as in place immediately prior to the Effective Date calculated based on achievement at target performance and pro-rated based on the portion of Annie’s fiscal year 2015 occurring prior to the Effective Date. This amount is a “single-trigger” payment since it will be payable following the consummation of the Merger without regard to a termination of employment.

Director Compensation

During fiscal 2014, prior to September 1, 2014, any director who was not considered independent under the corporate governance rules of the New York Stock Exchange did not receive compensation from Annie’s for his or her service on the Board. Accordingly, Mr. Foraker and Ms. Ashby did not receive compensation from Annie’s for their services on the Board during fiscal 2014. Under Annie’s Independent Director Compensation Plan (“Director Compensation Plan”), Annie’s independent directors were paid quarterly in arrears the following amounts:

•	a base annual retainer of $35,000 in cash;

•	an additional annual retainer of $15,000 in cash to the chair of the audit committee and Compensation Committee; and

•	an additional annual retainer of $10,000 in cash to the chair of the nominating/corporate governance committee.

In addition, each member of the Transaction Committee received a one-time payment of $15,000 in cash. See Item 4 below under the heading “Background and Reasons for the Board’s Recommendation—Background of the Offer” for a description of the Transaction Committee.

In addition, prior to September 1, 2014, under the Director Compensation Plan each independent director was granted a number of Company RSUs under Annie’s Omnibus Incentive Plan equal to the number of shares of Common Stock having a value of $50,000 (based on the closing market price of Common Stock on the date of grant) each year on the date of Annie’s annual meeting of stockholders. Any independent director who became a member of the Board between annual meetings received an additional grant of Company RSUs, having a value of $50,000, prorated for such service based on the number of complete months served prior to such initial grant. The Company RSUs vest on the earlier of the first anniversary of the grant date and the date immediately preceding the first annual meeting of Annie’s stockholders following the date of grant, subject to the recipient’s continued service as a director. Any vested Company RSUs granted prior to September 1, 2014 will be settled in shares of Common Stock as follows: (i) 50% on the earlier to occur of (x) two years from the date of grant and (y) six months following the director’s departure from the Board; and (ii) 50% six months following the director’s departure from the Board. Annie’s also reimburses all of its directors for reasonable expenses incurred to attend Board or committee meetings.

During the first quarter of fiscal 2015, upon the recommendation of the Compensation Committee, the Board decided that Molly F. Ashby would be eligible to receive compensation for her services on the Board, effective as of June 1, 2014. In addition, effective as of May 20, 2014, the Board approved an additional $15,000 annual cash retainer payable to Billie Ida Williamson in connection with her appointment as the lead independent director of the Board. Effective as of September 1, 2014, the Board approved an amendment and restatement of the Director Compensation Plan (including renaming it as the Non-Employee Director Compensation Plan) to provide for the following changes:

•	non-employee directors, such as Ms. Ashby, would be eligible to receive compensation under the Director Compensation Plan;

•	increase the base annual retainer to $45,000 in cash;

•	provide for an additional annual retainer of $20,000 in cash to the chair of the Board;

•	provide an additional annual retainer of $15,000 in cash to the lead independent director;

•	increase the value of the annual Company RSU grant (including the pro-rata grant to new directors) to $55,000; and

•	provide that vested Company RSUs granted on or after September 1, 2014 would be settled within 30 days of the vesting date.

Continuing Employees

The Merger Agreement provides that, for a period of at least one year following the Effective Date, General Mills will, or will cause the Surviving Corporation or any of their respective affiliates to, provide each individual who, immediately prior to the Effective Time is an employee of Annie’s or any of its subsidiaries (each, an “Employee”), with (i) at least the same salary or hourly wage rate provided to such Employee immediately prior to the Effective Time, (ii) at least the same short-term (annual or more frequent) cash bonus or commission opportunity provided to such Employee immediately prior to the Effective Time, and (iii) other compensation and benefits (excluding equity and equity-based awards, which will remain discretionary) that are either, in General Mills’ sole discretion, (a) not materially less favorable in the aggregate than those provided as of the date of the Merger Agreement to the Employees considered as a group or (b) substantially similar to those being provided to similarly situated employees of General Mills (other than the Employees). The foregoing does not apply to Mr. Foraker or any person covered by a collective bargaining agreement and nothing shall preclude the termination of the employment of any Employee for any lawful reason and neither General Mills nor the Surviving Corporation shall have any obligation to retain any employee or group of employees of Annie’s or any of its subsidiaries.

In addition, for all purposes under any employee benefit plans or arrangement of General Mills, the Surviving Corporation and their respective affiliates, including severance, benefit and vacation and other paid-time off benefits (but not for accrual of pension benefits), made available to any Employee after the Effective Time (the “New Plans”), General Mills is required to use commercially reasonable efforts to provide that (i) each Employee receives credit for such Employee’s years of service with Annie’s and its subsidiaries before the Effective Time for purposes of eligibility to participate and vesting thereunder (but not benefit accrual) (except to the extent such credit would result in a duplication of benefits or with respect to New Plans created after the Effective Time for which similarly situated employees of General Mills do not receive past service credit), (ii) at the Effective Time, any waiting time limitation in any New Plan is waived to the extent such waiting time was satisfied under a similar or comparable Annie’s benefit plan in which such Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), (iii) all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan be waived or satisfied for such Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Effective Time and (iv) eligible expenses incurred by each Employee and his or her covered dependents in respect of the plan year in which the closing of the Merger be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for such applicable plan year as if such amounts had been paid in accordance with such New Plan.

Pursuant to the Merger Agreement, General Mills will, or will cause the Surviving Corporation to, honor all Annie’s benefit plans (including all severance, change of control and similar plans and agreements), in accordance with their terms as in effect on the date of the Merger Agreement.

Section 16 Matters

Pursuant to the Merger Agreement, the Board has adopted a resolution so that the dispositions of equity securities of Annie’s resulting from the consummation of the Offer and the Merger by each officer or director of Annie’s who is subject to Section 16 of the Securities Exchange Act of 1934, as amended, will be an exempt transaction thereunder.

Item 4.	The Solicitation or Recommendation.

Solicitation or Recommendation

At a meeting of the Board held on September 8, 2014, the Board unanimously (i) approved and declared fair and advisable the Merger Agreement and the transactions contemplated thereby, (ii) declared that it is in the best interests of Annie’s and the stockholders of Annie’s that Annie’s enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that, unless Purchaser has elected pursuant to and in accordance with the Merger Agreement to pursue consummation of the Merger without completion of the Offer, the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the acceptance for payment by Purchaser of the shares of Common Stock tendered in the Offer, and (iv) recommended to the stockholders of Annie’s that they accept the Offer and tender their shares of Common Stock pursuant to the Offer.

Based on the foregoing, and for the other reasons described in more detail below, the Board hereby unanimously recommends that Annie’s stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer.

Background and Reasons for the Board’s Recommendation

Background of the Offer

The Board and Annie’s management regularly review Annie’s operating and strategic plans, both near-term and long-term, in an effort to enhance stockholder value. These reviews and discussions focus, among other things, on the opportunities and risks associated with Annie’s business and financial condition and strategic relationships and other strategic options.

During the spring of 2014, the Board discussed with members of Annie’s management whether it was an appropriate time to pursue a strategic transaction process that would involve not only the retention of a financial advisor, but also contacting third parties to gauge their interest in a strategic transaction.

On May 9, 2014, the Board met at the offices of Proskauer Rose LLP (“Proskauer”), its outside legal counsel, in New York City to discuss Annie’s strategic alternatives, including exploring a strategic transaction, and to interview J.P. Morgan Securities LLC (“J.P. Morgan”) and another nationally recognized investment bank in connection therewith. At such meeting, which was also attended by Annie’s management and representatives of Proskauer, J.P. Morgan and the other investment bank made presentations to the Board regarding their expertise and provided an update on the consumer packaged goods industry and mergers and acquisitions transactions in the industry. The Board selected J.P. Morgan and the other investment bank to present to the Board because of their reputation in the industry and experience in the packaged food and beverage sector. Following these presentations, the Board approved the engagement of J.P. Morgan to act as its financial advisor in connection with a possible strategic transaction involving Annie’s, subject to the execution of an engagement letter reflecting acceptable terms.

On May 17, 2014, Annie’s executed an engagement letter with J.P. Morgan to act as Annie’s financial advisor in connection with the exploration of a strategic transaction, effective as of May 11, 2014.

On June 11, 2014, the Board held a telephonic meeting to discuss outreach to potential interested parties and the related process. At this meeting, which was also attended by Annie’s management and representatives of Proskauer and J.P. Morgan:

•	J.P. Morgan made a preliminary presentation to the Board, which was circulated to the Board in advance of the meeting, regarding Annie’s historical share price performance, setting out its preliminary valuation analysis of Annie’s, utilizing a preliminary forecast for Annie’s that was based on publicly available equity research forecasts and high level information provided by Annie’s management, and summarizing transaction multiples for other transactions in the consumer packaged goods space based on publicly available information. J.P. Morgan’s preliminary presentation also included a review of third parties that could potentially be interested in a strategic transaction with Annie’s and a detailed indicative timeline of the potential process;

•	the Board authorized J.P. Morgan to contact 10 such potential third parties, including General Mills, Party 2 and Party 3, in furtherance of the possible process, having identified these third parties as the most likely acquirers of Annie’s; and

•	the Board authorized the execution of a confidentiality agreement with each party that expressed an interest in exploring a potential transaction with Annie’s.

During the weeks of June 9 and June 16, 2014, J.P. Morgan contacted such third parties to gauge their interest in exploring a potential transaction with Annie’s. Of the 10 parties that were contacted, three parties declined to participate and seven parties indicated that they would be interested in exploring a transaction.

Between June 17, 2014 and June 19, 2014, Proskauer and Faegre Baker Daniels LLP (“FaegreBD”), outside counsel to General Mills, negotiated the Confidentiality Agreement between General Mills and Annie’s, and General Mills and Annie’s executed the Confidentiality Agreement on June 19, 2014.

Between June 23, 2014 and July 1, 2014, each of the other six interested parties also executed confidentiality agreements with Annie’s.

Between June 24, 2014 and July 7, 2014, in-person meetings were held with members of management from each of the seven interested parties, John M. Foraker, the Chief Executive Officer of Annie’s, and representatives of J.P. Morgan. At these meetings, the interested parties received an overview of Annie’s, discussed the potential strategic benefits of a transaction with Annie’s and engaged in extensive question and answer sessions with Mr. Foraker and J.P. Morgan. The in-person meeting with members of General Mills’ management was held on June 25, 2014.

On July 3, 2014, the Board discussed and approved the distribution of a process letter on a telephone conference with members of management and representatives of J.P. Morgan and Proskauer.

During the first week of July, J.P. Morgan was advised by two of the seven parties that executed a confidentiality agreement that they had determined they would not pursue a transaction with Annie’s.

On July 7, 2014, at the direction of the Board, J.P. Morgan circulated to the remaining five interested parties a first round process letter and a five-year financial model of Annie’s, based on information provided by Annie’s management. The process letter indicated that indications of interest were to be submitted to J.P. Morgan by July 21, 2014, and that, in addition to a proposed purchase price on a per share basis, a party’s proposal should describe its intended strategy with respect to future operations of Annie’s, the nature, scope and expected timing of its due diligence and the necessary approvals or conditions to be satisfied in advance of consummating a transaction. The process letter also indicated that Annie’s may select a limited number of parties to participate in “Phase II” of the process, and that parties selected to participate in Phase II would be contacted by J.P. Morgan following Annie’s review of their indications of interest.

On July 8, 2014, the Board held a telephonic meeting with members of Annie’s management and representatives of Proskauer to discuss the status of the process, the five-year financial model circulated to the five remaining interested parties and authorize the formation of a special transaction committee (the “Transaction Committee”), consisting of Molly F. Ashby, Robert W. Black and Billie Ida Williamson, each of whom is a disinterested member of the Board, to, among other things, lead and manage the outreach to the remaining interested parties in connection with the process and review and evaluate the terms and conditions, and to consider the advisability of, any proposal for a potential transaction with Annie’s. The Board determined to authorize the formation of the Transaction Committee in order to facilitate efficient communications regarding the process. At its meeting on July 8, the Transaction Committee engaged Richards Layton & Finger, P.A. (“Richards, Layton”) as its counsel.

Between July 7 and July 21, 2014, J.P. Morgan received follow up questions from the prospective bidders as related to the financial and operating performance of the business, the financial model that had been provided to prospective bidders and the process in general, and J.P. Morgan worked with Annie’s management to provide responses to the questions.

On July 18, 2014, the Transaction Committee met and reviewed with Proskauer and Richards, Layton the process to date.

On July 21, 2014, General Mills and Party 2 submitted initial indications of interest for a potential transaction to J.P. Morgan. General Mills proposed to acquire Annie’s for cash at a price of $45.00 per share, subject to the negotiation of a definitive merger agreement that would contain customary terms and conditions for the acquisition of a public company via a two-step tender offer/merger process, Annie’s directors and executive officers entering into customary tender and support agreements in connection with the transaction, General Mills’ completion of its due diligence investigation of Annie’s and receipt of internal approvals at General Mills. Among other material assumptions, the proposal assumed that Annie’s would have $17.3 million in net cash at closing. Party 2 proposed to acquire Annie’s at a price between $39.00 and $41.00 per share, subject to Annie’s having cash on hand at closing of $9.9 million. J.P. Morgan was advised by a third party (Party 3) that it would respond during the week of July 28, 2014. The two other remaining parties that had entered into confidentiality agreements informed J.P. Morgan that they had elected not to submit initial indications of interest.

On July 22, 2014, the Transaction Committee held an in-person meeting at the offices of Proskauer to discuss the status of the process. At such meeting, which was also attended by members of Annie’s management and representatives of J.P. Morgan, Proskauer and Richards, Layton:

•	J.P. Morgan summarized the participation and results of discussions with each party that expressed interest in pursuing a transaction with Annie’s, including a discussion of the two preliminary indications of interests that were received from General Mills and Party 2 on July 21, 2014;

•	Richards, Layton reviewed the Board’s fiduciary duties under Delaware law in connection with the consideration of a transaction involving Annie’s, which were summarized in a memorandum prepared by Richards, Layton and delivered to the Transaction Committee in advance of the meeting; and

•	the Transaction Committee directed J.P. Morgan and Annie’s management to continue its discussions with General Mills and Party 2 and to initiate Phase II of the process.

On July 24, 2014, Annie’s received an unsolicited inquiry regarding a potential business partnership from Party 4. Party 4 was not one of the third parties previously contacted by J.P. Morgan. Annie’s discussed Party 4’s unsolicited inquiry with representatives of J.P. Morgan and the Transaction Committee. It was determined that additional information from Party 4 was required before the inquiry could be evaluated by the Transaction Committee. Mr. Foraker subsequently met telephonically with senior management of Party 4. Party 4 expressed an interest in entering into a joint licensing arrangement with Annie’s, with each to use the other’s brands in particular market segments, potentially leading to a future business combination. Mr. Foraker reported this expression of interest to the Transaction Committee, which determined not to pursue such arrangement at such time but to revisit it if an acceptable proposal to purchase Annie’s did not emerge from the ongoing strategic process. Also on July 24, 2014, the Transaction Committee reviewed with management the financial model that had been provided to the interested parties and the presentation materials prepared for the management presentations.

On July 25, 2014, at the direction of the Transaction Committee, J.P. Morgan circulated Phase II process letters to General Mills and Party 2 requesting that each such party deliver to J.P. Morgan a detailed diligence request list and proposed diligence process plan. The Phase II process letter also indicated that Phase II would consist of access to Annie’s online data room, the opportunity to make follow up due diligence requests through J.P. Morgan, the opportunity to attend a management presentation and the opportunity to mark-up Annie’s draft of the Merger Agreement. On or about July 28, 2014, Party 3 indicated to J.P. Morgan that it would likely not be submitting an initial indication of interest.

On July 29, 2014, the Transaction Committee received an update from J.P. Morgan regarding discussions with General Mills and Party 2 and the schedule for the management presentations. Mr. Foraker also reported on a further discussion with Party 4 regarding a business combination with Annie’s. The Transaction Committee instructed Mr. Foraker to obtain further information from Party 4 and report to J.P. Morgan and the Transaction Committee. On July 31, 2014 and August 1, 2014, in-person meetings were held with members of Annie’s management, representatives of J.P. Morgan and each of General Mills and Party 2 to share additional information regarding Annie’s with such interested parties.

On July 31, 2014, Annie’s and representatives of J.P. Morgan hosted a management presentation for General Mills in San Francisco, California. Mr. Foraker and other members of Annie’s management and representatives from General Mills attended the presentation. The presentation included an overview of Annie’s business and growth opportunities and a discussion of the five-year financial projections previously provided to General Mills.

On July 31, 2014 and August 1, 2014, General Mills and Party 2 were each provided access to Annie’s online data room, respectively, which contained certain information concerning Annie’s business and operations.

Between August 4, 2014 and August 29, 2014, General Mills and Party 2 conducted extensive due diligence on Annie’s, including participating in calls with Annie’s management and its outside audit, tax and legal advisors, as well as conducting visits to Annie’s owned and third-party manufacturing sites.

On August 8, 2014, representatives from General Mills met with Mr. Foraker in San Francisco to discuss Annie’s organizational structure and general cultural dynamics. A representative from J.P. Morgan attended the meeting and other members of Annie’s management joined via conference call.

On August 13, 2014, the Transaction Committee appointed a derivative litigation evaluation subcommittee (the “Subcommittee”) consisting of Robert W. Black. At this meeting, the Transaction Committee delegated to the Subcommittee the full power and authority of the Transaction Committee to investigate, evaluate and assess the validity of the derivative claims asserted in derivative litigation brought by stockholders of Annie’s on behalf of Annie’s on June 18, 2014 and July 29, 2014 (the “Pending Litigation”), and if it determined that there were valid derivative claims, to determine the value of such claims. Mr. Black was not party to the Pending Litigation. On August 19, 2014, at a meeting of the Subcommittee, the Subcommittee and its legal advisor, Richards, Layton, discussed the Pending Litigation. On September 2, 2014, at a meeting of the Subcommittee, the Subcommittee discussed the derivative claims asserted in the Pending Litigation and determined that it was likely that the claims were not valid and if valid, any value of the claims would not be material in the context of a potential transaction involving Annie’s. Representatives of Richards, Layton were present at each of the meetings of the Subcommittee.

On August 16, 2014, at the direction of the Transaction Committee, representatives of J.P. Morgan delivered a final process letter, together with Annie’s initial draft of the Merger Agreement, to General Mills and Party 2, inviting each of them to submit a definitive and final offer. The letter requested a mark-up of the Merger Agreement from each interested party by August 27, 2014 and that final offers be submitted to J.P. Morgan by September 4, 2014.

On August 18, 2014, Mr. Foraker and Elizabeth Nordlie, President, Small Planet Foods division of General Mills, had dinner together in Minneapolis, Minnesota and discussed the strategic merits of a potential transaction.

On August 19, 2014, Mr. Foraker and a representative of J.P. Morgan met with senior General Mills executives at General Mills’ headquarters in Minneapolis to discuss a potential transaction as well as considerations for successful integration.

On August 20, 2014, representatives of General Mills met over lunch with Molly F. Ashby (Annie’s Board Chair) and Annie Withey, the co-founder of Annie’s, in Windsor Locks, Connecticut, to discuss General Mills’ potential acquisition of Annie’s. Similarly, later in the week Ms. Nordlie called Mr. Foraker to discuss General Mills’ potential acquisition of Annie’s, including the key terms of a retention agreement for Mr. Foraker, in the event that General Mills were to acquire Annie’s. Thereafter, Mr. Foraker e-mailed Ms. Nordlie following up on their conversation, and indicated that he would be generally agreeable to continued employment with Annie’s on the terms proposed by Ms. Nordlie were General Mills to be the winning bidder in the auction process.

On August 21, 2014, the Transaction Committee met and received an update from J.P. Morgan regarding the status of due diligence with General Mills and Party 2, as well as the management meetings that had taken place. Mr. Foraker also reported on further discussion with Party 4 and indicated that the only interest at this time would be for a joint licensing relationship.

On August 22, 2014, Party 2 indicated to J.P. Morgan that it did not have authority from its board of directors to deliver a final proposal by September 4, 2014. Party 2 subsequently informed J.P. Morgan that even if it had been able to submit a final proposal, it would likely be at a price per share below the low end of the range of prices per share indicated in its initial indication of interest submitted to J.P. Morgan on July 21, 2014. At the direction of Annie’s management, J.P. Morgan suggested Party 2 complete its diligence in a timely manner, which it continued to do between August 22, 2014 and September 4, 2014.

On August 28, 2014, General Mills submitted a revised draft of the Merger Agreement to J.P. Morgan, together with a draft of the Co-Founder Agreement.

On September 1, 2014, members of Annie’s management and representatives of Proskauer held a telephonic meeting to discuss General Mills’ comments to the Merger Agreement. In addition, the Transaction Committee received an update from J.P. Morgan regarding the status of discussions and diligence with General Mills and Party 2. J.P. Morgan informed the Transaction Committee that Party 2 had indicated that it did not have authority from its board of directors to deliver a final proposal by September 4, 2014 and that were it to submit a final proposal it would be below the low end of the range of prices per share of Common Stock indicated in Party 2’s July 21, 2014 indication of interest. J.P. Morgan indicated that it had offered to request that Annie’s make available to Party 2 whatever additional resources were necessary to assist Party 2 in making a presentation to its board regarding a final proposal. J.P. Morgan also reported on the status of discussions with General Mills.

On September 2, 2014, a representative of J.P. Morgan had a phone conversation with a representative of General Mills to provide feedback from Ms. Withey on the draft Co-Founder Agreement. Also, on that date, representatives of Proskauer and FaegreBD participated in a telephonic meeting to discuss the most significant issues with General Mills’ mark-up of the Merger Agreement, including, among other things, the structure of the proposed transaction, the amount of the termination fee and the circumstances in which it would be payable by Annie’s, the conditions to General Mills’ obligation to consummate the transaction, the scope of the non-solicitation provisions, the scope of Annie’s representations and warranties and the restrictions on Annie’s business between signing and closing. During this call, Proskauer encouraged FaegreBD to submit a revised version of the Merger Agreement with General Mills’ final offer.

On September 3, 2014, at the direction of the Transaction Committee, representatives of J.P. Morgan delivered an initial draft of Annie’s disclosure letter to the Merger Agreement to General Mills and Party 2.

On September 4, 2014, General Mills submitted a proposal, by letter, to representatives of J.P. Morgan for the acquisition of all of the fully diluted outstanding equity of Annie’s for $45.00 per share in cash. General Mills’ proposal indicated that it would fund the transaction with cash on-hand or available under its existing credit facilities. General Mills’ proposal also indicated that it had completed its due diligence, and that its offer was not conditioned upon additional due diligence. The proposal also did not include the assumption that Annie’s have $17.3 million in cash at closing that was included in the non-binding proposal submitted to J.P. Morgan on July 21, 2014. Further, the letter expressed General Mills’ willingness to move quickly to announce a transaction as early as September 8, 2014. Lastly, the letter requested that Annie’s enter into a period of exclusivity until September 8, 2014, which period would automatically be extended to September 15, 2014 if General Mills was negotiating the terms and conditions of the transaction in good faith with Annie’s. Together with its proposal, General Mills delivered a further revised draft of the Merger Agreement incorporating certain significant changes discussed with Proskauer on September 2, 2014, as well as a revised draft of the Co-Founder Agreement and the draft Retention Agreement. FaegreBD then sent Proskauer the draft Tender and Support Agreement. Further to its previous conversations with representatives of J.P. Morgan, Party 2 did not submit a proposal or mark-up of the draft Merger Agreement provided by Annie’s.

On September 4, 2014, the Transaction Committee held a telephonic meeting to discuss the status of the process. At such meeting, which was also attended by representatives of J.P. Morgan, Proskauer and Richards, Layton:

•	J.P. Morgan outlined General Mills’ proposal delivered earlier in the day and the status of its conversations with Party 2;

•	the Transaction Committee authorized and directed J.P. Morgan to contact General Mills to discuss its proposal, specifically as it related to (i) the proposed price per share, (ii) certain key contract terms, including the amount of the termination fee that would be payable by Annie’s in certain circumstances and General Mills’ request that in certain circumstances it would be permitted to terminate the Offer and instead cause Annie’s to prepare a proxy statement and call a special meeting of Annie’s stockholders to adopt the Merger Agreement and approve the Merger, and (iii) General Mills’ request for exclusivity; and

•	the Transaction Committee authorized J.P. Morgan to agree on Annie’s behalf to a limited exclusivity period with General Mills if required by General Mills as a condition to increasing its offer.

In the evening on September 4, 2014, at the direction of the Transaction Committee, representatives of J.P. Morgan contacted General Mills telephonically to advise General Mills that in order for Annie’s to proceed with a sale transaction and agree to the requested exclusivity, it would need to increase its offer of $45.00 per share and reduce its proposed termination fee of 4% of the merger consideration.

Following those conversations, on September 5, 2014, General Mills submitted a revised proposal to J.P. Morgan for the acquisition of all of the fully diluted outstanding equity of Annie’s for $46.00 per share in cash, and indicated that it was General Mills’ final, highest and best offer. In its proposal, General Mills indicated that its willingness to proceed with the transaction was contingent upon an exclusivity period through September 12,

2014. General Mills also informed representatives of J.P. Morgan that it would be amenable to a termination fee of 3.5% of the merger consideration, rather than the 4% indicated in its mark-up of the Merger Agreement delivered on September 4, 2014.

On September 5, 2014, Annie’s countersigned General Mills’ proposal, pursuant to which it agreed to exclusively negotiate with General Mills regarding a transaction through September 12, 2014.

Also on September 5, 2015, the Subcommittee delivered a report to the Transaction Committee regarding its investigation and evaluation of the derivative claims. After detailing for the Transaction Committee its analysis, the Subcommittee informed the Transaction Committee that it had determined that it was likely that the claims were not valid and if valid, any value of the claims would not be material in the context of a potential transaction involving Annie’s.

Between September 5 and September 8, 2014, representatives of Proskauer and FaegreBD exchanged revised drafts of the Merger Agreement, Annie’s disclosure letter to the Merger Agreement and the Tender and Support Agreement and participated in numerous telephonic negotiation sessions. Also during that time, Ms. Withey’s counsel and General Mills exchanged revised drafts of the Co-Founder Agreement and Mr. Foraker’s counsel and General Mills exchanged drafts of the Retention Agreement.

On September 8, 2014, the Transaction Committee and the Board held an in-person meeting at the offices of Annie’s in Berkeley, California to consider approval of the Merger Agreement and the transactions contemplated thereby. Prior to the meeting, the Transaction Committee and the Board were provided with materials relating to the proposed transaction with General Mills, including, among other things, current drafts of the Merger Agreement, Annie’s disclosure letter to the Merger Agreement, the Tender and Support Agreement, the Co-Founder Agreement and the Retention Agreement, as well as a summary of the material terms of the Merger Agreement prepared by Proskauer, a memorandum prepared by Richards, Layton regarding the fiduciary duties of directors under Delaware law in connection with the consideration of the transaction and a summary of the process and a financial analysis, based on publicly available information and information provided by Annie’s management, prepared by J.P. Morgan. At such meeting:

•	representatives of Proskauer presented a summary of the material terms of the Merger Agreement;

•	representatives of Richards, Layton reviewed with the Transaction Committee and the Board their fiduciary duties under Delaware law in connection with the consideration of the transaction; and

•	representatives of J.P. Morgan reviewed with the Board its financial analysis, based on publicly available information and information provided by Annie’s management, of the consideration that would be payable to the stockholders of Annie’s pursuant to the Merger Agreement and delivered to the Board its oral opinion, which was confirmed by delivery of a written opinion dated September 8, 2014, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the $46.00 in cash per share to be paid to the holders of shares of Common Stock in the proposed Offer and Merger was fair, from a financial point of view, to such holders.

Following careful consideration of the proposed Merger Agreement, and after extensive discussion, including discussions with J.P. Morgan, Proskauer and Richards, Layton, (i) the Transaction Committee unanimously approved the Merger Agreement and recommended that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, be submitted to the Board for its consideration and approval, and (ii) the Board unanimously (A) approved and declared fair and advisable the Merger Agreement and the transactions contemplated thereby, (B) declared that it is in the best interests of Annie’s and the stockholders of Annie’s that Annie’s enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (C) resolved that, unless Purchaser has elected pursuant to and in accordance with the Merger Agreement to pursue consummation of the Merger without completion of the Offer, the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the acceptance for payment by Purchaser of the shares of Common Stock tendered in the Offer, (D) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of Annie’s if necessary for the consummation of the Merger, and (E) recommended to the stockholders of Annie’s that they accept the Offer, tender their shares of Common Stock pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger.

The Merger Agreement was executed by the parties after the close of trading on the New York Stock Exchange on Monday, September 8, 2014, following which Annie’s and General Mills each issued a press release announcing the execution of the Merger Agreement.

On September 22, 2014, General Mills and Purchaser filed with the SEC its Schedule TO and commenced the Offer. On the same day, Annie’s filed with the SEC this Schedule 14D-9 in connection with the Offer.

Reasons for Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that Annie’s stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer, the Transaction Committee and the Board held several meetings and consulted with Annie’s senior management and representatives of Annie’s outside legal counsel, Proskauer and Richards, Layton, and Annie’s financial advisor, J.P. Morgan, respectively, and considered and analyzed a wide and complex range of factors. Based on these consultations, considerations and analyses, and the factors discussed below, the Board concluded that entering into the Merger Agreement with General Mills and Purchaser would yield the highest value reasonably attainable for Annie’s stockholders, whether in a sale transaction or as a standalone business, and is fair to and in the best interest of Annie’s stockholders.

The Board believed the following material factors and benefits supported its unanimous determination and recommendation:

•	Transaction Financial Terms; Premium to Market Price. The Board considered the relationship of the consideration to be received by Annie’s stockholders in the Offer and the Merger to the current and historical market prices of shares of Common Stock. The consideration to be paid in cash for each share of Common Stock would provide Annie’s stockholders with the opportunity to receive a significant premium over the market price of the shares. The Board reviewed the historical market prices, volatility and trading information with respect to the shares of Common Stock of Annie’s, including the fact that the consideration to be received by Annie’s stockholders in the Offer and the Merger represented a premium of approximately 51% over the average closing price per share of the shares on the New York Stock Exchange for the 30-day period prior to the public announcement of the Merger Agreement on September 8, 2014, and a premium of approximately 36% over the closing price per share on September 5, 2014 (the last full trading day prior to the Board meeting on September 8, 2014);

•

Annie’s Operating and Financial Condition; Prospects of Annie’s. The Board considered the current and historical financial condition, results of operations, competitive position, business and prospects of Annie’s as well as Annie’s financial plan and prospects if Annie’s were to remain an independent company and the potential impact on the trading price of the Common Stock (which is not feasible to quantify numerically). The Board discussed Annie’s current financial plan, including the risks associated with achieving and executing upon Annie’s business plan, the impact of general economic and market trends on Annie’s sales, as well as the general risks of market conditions that could reduce Annie’s stock price. The risks considered by the Board included, among others, the potential volatility of the cost of commodities necessary to produce Annie’s products and the risks posed by intensified competitive pressures, including from suppliers and business partners. The Board also considered the highly competitive environment in which Annie’s operates and is expected to operate in the future, the fact that some of Annie’s competitors have substantially greater resources than Annie’s, including greater operational, sourcing and distribution capabilities, and the impact of this competitive environment on Annie’s ability to price its products to maintain and expand margin and retain and expand its portion of the total available market;

•	Strategic Alternatives; Risks in Delaying Transaction with General Mills. The Board considered the possible alternatives to the acquisition of Annie’s by General Mills (including the possibility of continuing to operate Annie’s as an independent entity and the likelihood that any other parties would consider making an offer to acquire Annie’s), the range of potential benefits to Annie’s stockholders of these alternatives and the timing and the likelihood, taking into account risks of execution as well as business, competitive, industry and market risks, of accomplishing the goals of such alternatives. The Board also considered the possibility that General Mills could withdraw its proposal to acquire Annie’s if Annie’s delayed proceeding with General Mills’ offer;

•	Highest Value Reasonably Obtainable. The Board believed that the consideration of $46.00 per share of Common Stock represented the highest value reasonably obtainable for the shares. The Board believed based on its negotiations with General Mills, that the consideration offered by General Mills was the highest price per share that General Mills was willing to pay. The Board also believed, based in part on the result of the process through which it solicited other potential buyers for Annie’s, that it was unlikely that any other potential buyer would be willing to pay more than $46.00 per share to acquire Annie’s. The Board also considered the low probability that other companies who were not actively solicited by Annie’s or its financial advisor would have the ability or interest to make a proposal to acquire Annie’s at a higher price;

•	Opinion of Annie’s Financial Advisor. The oral opinion of J.P. Morgan delivered to the Board on September 8, 2014, which was confirmed by delivery of a written opinion dated September 8, 2014, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the $46.00 in cash per share to be paid to the holders of shares of Common Stock in the proposed Offer and Merger was fair, from a financial point of view, to such holders, and J.P. Morgan’s related financial analyses presented to the Board in connection with the delivery of its oral opinion, in each case as more fully described below under the heading “Opinion of Annie’s Financial Advisor” beginning on page 24 of this Schedule 14D-9. The full text of the written opinion of J.P. Morgan, dated September 8, 2014, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinion, is attached as Annex I to this Schedule 14D-9. Annie’s urges stockholders to read the full text of J.P. Morgan’s written opinion and the discussion of the opinion and J.P. Morgan’s analyses below under the heading “Opinion of Annie’s Financial Advisor”;

•	Cash Consideration; Certainty of Value. The Board considered that the consideration to be paid to Annie’s stockholders in the Offer and the Merger consists entirely of cash, which provides liquidity and certainty of value to Annie’s stockholders. The Board believed that this certainty of value was compelling compared to the long-term value creation potential of Annie’s business taking into account the risks of remaining independent and pursing Annie’s current business and financial plans;

•	Negotiation of the Merger Agreement. The Board considered the fact that the Merger Agreement was negotiated at arms’ length between Annie’s and General Mills with the assistance of their respective legal and financial advisors;

•	Terms of the Merger Agreement. For the reasons noted below, the Board believed that the provisions of the Merger Agreement were in the best interests of Annie’s and its stockholders. In particular:

•	No Financing Condition. The Board considered the representation of General Mills and Purchaser that they have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition;

•	Ability to Respond to Certain Unsolicited Takeover Proposals. While Annie’s is prohibited from soliciting any Takeover Proposal (as defined in the Merger Agreement) or participating in any discussions regarding a Takeover Proposal, the Merger Agreement does permit the Board, subject to compliance with certain procedural requirements, to (i) furnish information with respect to Annie’s and its subsidiaries to a person making an unsolicited Takeover Proposal and (ii) participate in discussions and negotiations with the person making such unsolicited Takeover Proposal regarding the Takeover Proposal, subject to the terms of the Merger Agreement;

•	Change in Recommendation/Termination Right. The Board considered the ability of Annie’s under certain circumstances and subject to the conditions described in the Merger Agreement to entertain unsolicited Takeover Proposals that constitute or would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement), the ability of the Board in certain circumstances to withdraw, qualify, modify or amend its recommendation that the holders of shares of Common Stock accept the Offer and tender their shares, including in connection with a Superior Proposal, and Annie’s right to terminate the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal;

•	Conditions to the Consummation of the Offer; Likelihood of Consummation. The Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Purchaser’s obligations to accept for payment and pay for the shares of Common Stock tendered pursuant to the Offer;

•	Conditions to the Consummation of the Merger; Likelihood of Consummating the Merger. The Board considered the strong likelihood of the consummation of the Merger contemplated by the Merger Agreement after the acceptance for payment of the shares of Common Stock tendered pursuant to the Offer by reason of the limited conditions to consummation of the Merger at that point in the overall transaction and the fact that, except in certain limited circumstances set forth in the Merger Agreement, the parties specifically elected to have the Merger Agreement governed by Section 251(h) of the DGCL;

•	Cash Tender Offer. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and, except in the limited circumstances set forth in the Merger Agreement, the structure of the transaction as a cash tender offer for all outstanding shares of the Common Stock, which should allow stockholders to receive the consideration in a relatively short time frame, followed by the Merger in which stockholders (other than Annie’s, General Mills and their respective subsidiaries) who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their shares in the Offer. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which Annie’s business would be subject to the potential uncertainty of closing and related disruption;

•	Termination Fee. The Board was of the view that the $28,800,000 termination fee and up to $2,500,000 expense reimbursement payable by Annie’s to General Mills, if the Merger Agreement is terminated for the reasons discussed in the Merger Agreement, was comparable to termination fees in transactions of a similar size, was reasonable and would not be likely to deter competing bids; and

•	Enforcement. The Board considered Annie’s ability to seek specific enforcement of General Mills’ and Purchaser’s obligations under the Merger Agreement, thereby ensuring that Annie’s has an appropriate remedy in the event that General Mills and Purchaser were to decline to comply with their obligations under the Merger Agreement;

•	Tender and Support Agreement. The Board considered the fact that the Tender and Support Agreement entered into by the directors and executive officers of Annie’s terminates in the event that the Merger Agreement is terminated, which would permit those persons to support a transaction involving a Superior Proposal;

•	Financial Strength of General Mills. The Board considered the substantial financial resources of General Mills, which the Board believed supported the conclusion that a transaction with General Mills could be completed relatively quickly and in an orderly manner; and

•	Appraisal Rights. The Board discussed the availability of statutory appraisal rights under Delaware law in the Merger for holders of shares of Common Stock who do not tender their shares in the Offer, do not vote such shares in favor of the Merger, if applicable, and who otherwise comply with all the required procedures under Delaware law.

The Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

•	Impact of Announcement on Annie’s. The Board considered the effect of a public announcement of the transactions on Annie’s operations, stock price and employees and its ability to attract and retain key management and employees while the transactions contemplated by the Merger Agreement are pending;

•	No Stockholder Participation in Future Growth or Earnings. The Board considered the fact that as a cash transaction, Annie’s stockholders will be prevented from participating in Annie’s potential future earnings and growth or benefit from any future increase in its value following the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	Uncertainty of Transaction Completion; Consequences of Failure to Close. The Board considered the fact that while Annie’s expects that the transactions contemplated by the Merger Agreement will be consummated, there can be no assurance that the conditions to the Offer or the Merger will be satisfied, and that as a result, the transactions may not be completed. If such transactions are not consummated, (i) the trading price of the shares of Common Stock could be adversely affected, (ii) Annie’s will have incurred significant transaction and opportunity costs attempting to consummate the transactions contemplated by the Merger Agreement, (iii) Annie’s may have lost consumers, business partners and employees after the announcement of the Merger Agreement and the transactions contemplated thereby, (iv) Annie’s business may be subject to disruption, and (v) the market’s perceptions of Annie’s prospects could be adversely affected;

•	No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes Annie’s from soliciting alternative acquisition proposals, and requires Annie’s to pay to General Mills a termination fee and reimburse its transaction expenses in certain circumstances as described above, and the possibility that the payment of such termination fee and expense reimbursement might discourage a competing proposal from another prospective acquirer seeking to acquire Annie’s or reduce the aggregate consideration offered in any such proposal;

•	Interim Restrictions on Annie’s Business. The Board considered the restrictions imposed by the Merger Agreement on the conduct of Annie’s business prior to completion of the Merger;

•	Taxable Consideration. The Board considered that gains from the consideration to be received by Annie’s stockholders in the Offer and the Merger will be taxable to the stockholders for federal income tax purposes; and

•	Conflicts of Interest. The Board considered the fact that Annie’s executive officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of Annie’s other stockholders, and the risk that these interests might influence their decision with respect to the transactions contemplated by the Merger Agreement.

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Opinion of Annie’s Financial Advisor

Pursuant to an engagement letter effective as of May 11, 2014, Annie’s retained J.P. Morgan as its financial advisor in connection with the proposed Offer and Merger.

At the meeting of the Board on September 8, 2014, J.P. Morgan rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors, assumptions and limitations set forth in its opinion, the cash consideration to be paid to the holders of shares of Common Stock in the proposed Offer and Merger was fair, from a financial point of view, to such holders. J.P. Morgan confirmed its oral opinion by delivering its written opinion to the Board, dated September 8, 2014, that, as of such date, the cash consideration to be paid to the holders of shares of Common Stock in the proposed Offer and Merger was fair, from a financial point of view, to such holders. No limitations were imposed by the Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of J.P. Morgan dated September 8, 2014, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. Annie’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the Board, is directed only to the cash consideration to be paid to the holders of the shares of Common Stock in the proposed Offer and Merger and does not constitute a recommendation to any stockholder as to whether such stockholder should tender its shares into the Offer or how such stockholder should vote with respect to the Offer and Merger or any other matter. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the Merger Agreement;

•	reviewed the Tender and Support Agreement;

•	reviewed certain publicly available business and financial information concerning Annie’s and the industries in which it operates;

•	compared the proposed financial terms of the Offer and Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of Annie’s with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the shares of Common Stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of Annie’s relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of Annie’s with respect to certain aspects of the Offer and Merger, and the past and current business operations of Annie’s, the financial condition and future prospects and operations of Annie’s, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Annie’s or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Annie’s or General Mills under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Annie’s to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Offer and Merger and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement. J.P. Morgan has also assumed that the representations and warranties made by Annie’s and General Mills in the Merger Agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Annie’s with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and Merger will be obtained without any adverse effect on Annie’s or on the contemplated benefits of the Offer and Merger.

The projections furnished to J.P. Morgan for Annie’s were prepared by Annie’s management. One set of projections (“Management Case #1”) was prepared by Annie’s management for distribution to potential acquirers in connection with the proposed transaction. The other set of projections (“Management Case #2”) was prepared by Annie’s management to reflect certain operational risks of Annie’s. Annie’s does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Offer and Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections, please refer to the section entitled “Financial Projections” beginning on page 30 of this Schedule 14D-9.

J.P. Morgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of the opinion. Subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the cash consideration to be paid to the holders of the shares of Common Stock in the proposed Offer and Merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Offer and Merger to the holders of any other class of securities, creditors or other constituencies of Annie’s or as to the underlying decision by Annie’s to engage in the Offer and Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Offer and Merger, or any class of such persons relative to the cash consideration to be paid to the holders of the shares of Common Stock in the Offer and Merger or with respect to the fairness of any such compensation.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion. The financial analyses summarized below include information presented in tabular format. The tables are not intended to stand alone and, in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth herein without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of Annie’s with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to Annie’s. The companies selected by J.P. Morgan were:

•	Keurig Green Mountain, Inc.

•	Monster Beverage Corporation

•	The WhiteWave Foods Company

•	The Hain Celestial Group, Inc.

•	Boulder Brands, Inc.

•	SodaStream International Ltd.

None of the selected companies reviewed is identical to Annie’s. However, the companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Annie’s based on business sector participation, financial metrics and form of operations. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect Annie’s.

Using publicly available information, J.P. Morgan calculated, for each selected company, the ratio of the company’s firm value (calculated as the market value of the company’s common stock on a fully diluted basis, plus any debt and minority interest, less cash and cash equivalents) to the consensus equity research analyst estimate for the company’s EBITDA (defined as earnings before interest, taxes, depreciation and amortization) for the fiscal year ended March 31, 2015 (as calendarized to reflect Annie’s fiscal year end of March 31) (the “2015E FV/EBITDA”) and the ratio of the company’s firm value to the consensus equity research analyst estimate for the company’s EBITDA for the fiscal year ended March 31, 2016 (as calendarized to reflect Annie’s fiscal year end of March 31) (the “2016E FV/EBITDA”). In addition, J.P. Morgan calculated, for each selected company, the price to earnings ratio for the company’s fiscal year ended March 31, 2015 and the price to earnings ratio for the company’s fiscal year ended March 31, 2016 (in each case as calendarized to reflect Annie’s fiscal year end of March 31) (respectively, “2015E P/E” and “2016 P/E”).

The following table represents the results of this analysis:

	Mean	Median
2015E FV/EBITDA	15.4x	16.7x
2016E FV/EBITDA	13.2x	14.5x
2015E P/E	29.1x	31.9x
2016E P/E	24.6x	25.8x

Based on the results of this analysis, J.P. Morgan selected multiple reference ranges for Annie’s of 13.5x – 17.5x and 11.5x – 15.5x for 2015E FV/EBITDA and 2016E FV/EBITDA, respectively, and multiple reference ranges of 28.0x – 34.0x and 23.0x – 31.0x for 2015E P/E and 2016E P/E, respectively.

After applying such ranges to the appropriate metrics for Annie’s based on Management Case #1, the analysis indicated the following implied per share equity value ranges for shares of Common Stock, rounded to the nearest $0.10:

Implied Per Share Equity Value Ranges—Management Case #1

	Implied Per Share Equity Value
	Low	High
2015 FV/EBITDA	$24.90	$32.00
2016 FV/EBITDA	$29.40	$39.40
2015 P/E	$28.00	$33.80
2016 P/E	$32.50	$43.60

After applying such ranges to the appropriate metrics for Annie’s based on Management Case #2, the analysis indicated the following implied per share equity value ranges for shares of Common Stock, rounded to the nearest $0.10:

Implied Per Share Equity Value Ranges—Management Case #2

	Implied Per Share Equity Value
	Low	High
2015 FV/EBITDA	$24.90	$32.00
2016 FV/EBITDA	$28.10	$37.60
2015 P/E	$28.00	$33.80
2016 P/E	$31.00	$41.50

The ranges of implied per share equity values for shares of Common Stock based on Management Case #1 and Management Case #2 were compared to Annie’s closing share price of $33.89 on September 5, 2014 and the proposed cash consideration of $46.00 per share for shares of Common Stock.

Selected Transaction Multiples Analysis

Using publicly available information, J.P. Morgan reviewed selected transactions involving acquired businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to Annie’s business. Specifically, J.P. Morgan reviewed the following transactions:

Target	Acquirer	Month/Year Announced
Flagstone Foods	TreeHouse Foods, Inc.	June 2014
CytoSport Holdings, Inc.	Hormel Foods Corporation	June 2014
Hillshire Brands Company	Tyson Foods, Inc.	June 2014
Van’s Natural Foods	Hillshire Brands Company	April 2014
Proctor & Gamble Company’s Pet Food Business	Mars, Incorporated	April 2014
KIND Healthy Snacks	Daniel Lubetzky	March 2014
Pirate Brands LLC	B&G Foods, Inc.	June 2013
D.E. Master Blenders 1753	Joh. A Benckiser Sarl (JAB)	March 2013
H.J. Heinz Company	3G Capital	February 2013
Snack Factory, LLC	Snyder’s-Lance, Inc.	September 2012
Udi’s Healthy Foods, LLC	Smart Balance, Inc.	May 2012
Brookside Foods Ltd.	The Hershey Company	December 2011
Wimm-Bill-Dann Foods OJSC	PepsiCo Inc.	December 2010
William Wrigley Jr. Company	Mars, Incorporated	April 2008
Burt’s Bees	The Clorox Company	October 2007

Using publicly available information, J.P. Morgan calculated, for each selected transaction, the ratio of the target company’s firm value to the target company’s EBITDA for the twelve-month period prior to announcement of the applicable transaction (“LTM EBITDA”).

The following table represents the results of this analysis:

FV/LTM EBITDA
Mean	15.2x
Median	15.3x

Based on the results of this analysis, J.P. Morgan selected a multiple reference range of 15.0x – 20.x for FV/LTM EBITDA and applied it to Annie’s LTM EBITDA as of June 30, 2014 (based on publicly available information). The analysis indicated an implied per share equity value range for shares of Common Stock, rounded to the nearest $0.10, of between $19.50 and $25.70 per share, which was compared to Annie’s closing share price of $33.89 on September 5, 2014 and the proposed cash consideration of $46.00 per share for shares of Common Stock.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for shares of Common Stock. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered net operating profit after tax, adjusted for depreciation, capital expenditures, changes in net working capital, and certain other one-time cash expenses as applicable. “Present value” refers to the current value of the cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

J.P. Morgan calculated the unlevered free cash flows that Annie’s is expected to generate during fiscal years 2015 through 2024 based upon financial projections prepared by the management of Annie’s using each of Management Case #1 and Management Case #2. For each set of projections, J.P. Morgan also calculated a range of terminal values of Annie’s at the end of the ten-year period ending 2024 by applying a perpetual growth rate ranging from 2.5% to 3.5% to the unlevered free cash flow of Annie’s during the terminal period of the projections. The unlevered free cash flows and the range of terminal values were then discounted to present values as of August 31, 2014 using a range of discount rates from 9.5% to 10.5%. This discount rate range was based upon J.P. Morgan’s analysis of the capital structures and costs of equity and debt of Annie’s and its publicly traded comparable companies.

Based on the foregoing, this analysis indicated the following implied per share equity value ranges for shares of Common Stock for each of Management Case #1 and Management Case #2, rounded to the nearest $0.10:

	Implied Per Share Equity Value
	Low	High
Management Case #1	$41.40	$53.60
Management Case #2	$36.50	$47.20

The ranges of implied per share equity values for shares of Common Stock based on Management Case #1 and Management Case #2 were compared to Annie’s closing share price of $33.89 on September 5, 2014 and the proposed cash consideration of $46.00 per share for shares of Common Stock.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Annie’s. In arriving at its opinion, J.P. Morgan reviewed various financial and operational metrics for Annie’s, including forecasts with respect to Annie’s which were made available to J.P. Morgan by or on behalf of Annie’s. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to Annie’s, and none of the selected transactions reviewed was identical to the Offer and Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Annie’s. The transactions selected were similarly chosen because their participants and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Offer and Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Annie’s and the transactions compared to the Offer and Merger.

As part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise the Board with respect to the Offer and Merger on the basis of such experience and its familiarity with Annie’s.

For financial advisory services rendered in connection with the Offer and Merger, Annie’s has agreed to pay J.P. Morgan a fee of approximately $12 million, all of which will become payable only if the proposed Offer and Merger are consummated. In addition, Annie’s has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including the reasonable fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the Federal securities laws.

During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Annie’s and General Mills, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner on an offering of equity securities of Annie’s in March 2013 and acting as lead left bookrunner and arranger on General Mills’ revolving credit facility in May 2014, joint bookrunner on an offering of debt securities by General Mills in January 2013 and sole bookrunner on an offering of debt securities by General Mills in October 2013. In addition, an affiliate of J.P. Morgan is an agent bank and a lender under outstanding revolving credit facilities of General Mills, for which it receives customary compensation or other financial benefits. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Annie’s or General Mills for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Financial Projections

Annie’s does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results, and Annie’s is particularly concerned with making such forecasts and projections due to the unpredictability of the underlying assumptions and estimates. In June 2014, at the direction of the Board as part of its ongoing strategic planning process, including, without limitation, its due diligence process and evaluation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, Annie’s management prepared risk-adjusted financial forecasts regarding Annie’s for the fiscal years from 2015 through 2019 (the “Financial Forecasts”). The Financial Forecasts consisted of Management Case #1, which was prepared by Annie’s management for distribution to potential acquirers in connection with the proposed transaction, and Management Case #2, which was prepared by Annie’s management to reflect certain operational risks of Annie’s. The full Financial Forecasts were developed for use only by the Board and J.P. Morgan. Management Case #1 was made available to General Mills and Purchaser in connection with the evaluation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

The Financial Forecasts were necessarily based on a variety of assumptions and estimates. The assumptions and estimates underlying the Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Annie’s control. The assumptions and estimates used to create the Financial Forecasts involve judgments made with respect to, among other things, sales growth rates, market size and growth rates, market share, future pricing, levels of operating expenses, revenues, development of additional future opportunities, pipeline products and probability of success, all of which are difficult to predict. The Financial Forecasts also reflect assumptions that do not reflect any of the effects of the Offer or the Merger, or any other changes or business decisions that may in the future affect Annie’s or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Offer or the Merger or otherwise. Accordingly, there can be no assurance that the assumptions and estimates used to prepare the Financial Forecasts will prove to be accurate, and actual results may materially differ. The Financial Forecasts are forward—looking statements and should not be relied upon as necessarily predictive of actual future results.

The inclusion of the Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that Annie’s or any of its representatives considered or consider the Financial Forecasts to be necessarily predictive of actual future events, and the Financial Forecasts should not be relied upon as such.

The Financial Forecasts are not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his or her shares of Common Stock into the Offer, but because the Financial Forecasts were made available by Annie’s management to the Board and J.P. Morgan, and the Management Case #1 subset of such Financial Forecasts was made available to General Mills and Purchaser, in connection with the evaluation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

Neither Annie’s nor any of its representatives has made or makes any representation regarding the information contained in the Financial Forecasts, and except as may be required by applicable securities laws, none of them intends to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Forecasts are shown to be in error.

In connection with the due diligence review of Annie’s by General Mills and Purchaser and prior to the execution of the Merger Agreement, Annie’s management provided General Mills and Purchaser with the Management Case #1 Financial Forecasts for fiscal years 2015 through 2019.

A summary of the material projected financial information in Management Case #1, which was made available to General Mills and Purchaser in connection with the evaluation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, is set forth below.

(In $MM, except per share data)	2015	2016	2017	2018	2019
Adjusted Net Sales	244.9	292.3	349.1	409.1	482.8
Adjusted Gross Profit	90.9	111.5	136.3	162.8	192.1
Adjusted EBITDA	32.4	45.2	61.5	78.6	97.7
Adjusted Diluted Earnings Per Share	1.01	1.43	2.00	2.61	3.29

A summary of the material projected financial information in Management Case #2, which was provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the transaction and which was not made available to General Mills or Purchaser in connection with the evaluation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, is set forth below.

(In $MM, except per share data)	2015	2016	2017	2018	2019
Adjusted Net Sales	244.9	287.5	337.8	389.0	455.1
Adjusted Gross Profit	90.9	109.0	130.2	152.9	179.1
Adjusted EBITDA	32.4	43.2	56.2	70.1	86.8
Adjusted Diluted Earnings Per Share	1.01	1.36	1.82	2.32	2.91

Although presented with numerical specificity, the Financial Forecasts are not fact and reflect numerous assumptions and estimates made by Annie’s management, including assumptions and estimates noted above. Moreover, the Financial Forecasts are based on certain future business decisions that are subject to change.

The Financial Forecasts should be read together with the historical financial statements of Annie’s, which have been filed with the SEC, and the other information regarding Annie’s contained elsewhere in this Schedule 14D-9 and the Offer to Purchase. None of the Financial Forecasts were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Financial Forecasts do not purport to present operations in accordance with U.S. generally accepted accounting principles. Neither Annie’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of such independent registered public accounting firm included in Annie’s Annual Report on Form 10-K for the year ended March 31, 2014 relates to Annie’s historical financial information. It does not extend to the Financial Forecasts and should not be read as doing so.

The Financial Forecasts do not and should not be read to update, modify or affirm any prior financial guidance issued by Annie’s. Stockholders are cautioned not to place undue reliance on this information in making a decision as to whether to tender their shares of Common Stock in the Offer.

Intent to Tender

To the knowledge of Annie’s after making reasonable inquiry, all of Annie’s executive officers and directors currently intend to tender or cause to be tendered all shares of Common Stock held of record or beneficially owned by such person pursuant to the Offer. The foregoing does not include any shares of Common Stock over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, each of Annie’s directors and executive officers has entered into the Tender and Support Agreement, pursuant to which he or she has agreed, in his or her capacity as a stockholder of Annie’s, to tender all of his or her shares of

Common Stock, as well as any additional shares of Common Stock that he or she may acquire (pursuant to the exercise of Company Stock Options, the vesting of Company RSUs or Company PSUs), to Purchaser in the Offer. See Item 3 above under the heading “Arrangements with General Mills and Purchaser—Tender and Support Agreement.”

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of J.P. Morgan by Annie’s in Item 4 under the heading “Background and Reasons for the Board’s Recommendation—Opinion of Annie’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Except as set forth above, neither Annie’s nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to Annie’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Annie’s, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with Annie’s employee and non-employee director benefit plans, no transactions in the shares of Common Stock have been effected during the past 60 days by Annie’s, or, to the best of Annie’s knowledge, any of the directors or executive officers of Annie’s, except for the following:

•	Each of Annie’s directors and executive officers, in his or her capacity as a stockholder of Annie’s, entered into the Tender and Support Agreement, dated September 8, 2014, with General Mills and Purchaser, as described under Item 3 above; and

•	See chart of transactions below:

Identity of Person	Date of Transaction	Number of Shares of Common Stock	Price per Share of Common Stock		Nature of Transaction
John M. Foraker	09/09/2014	49,568	$5.20		Shares acquired pursuant to exercise of stock options.

John M. Foraker	09/09/2014	49,568	$45.9141	(1)	Sales effected pursuant to a Rule 10b5-1 trading plan.

Mark Mortimer	09/09/2014	12,120	$6.62		Shares acquired pursuant to exercise of stock options.

Mark Mortimer	09/09/2014	12,120	$45.9211	(2)	Sales effected pursuant to a Rule 10b5-1 trading plan.

Mark Mortimer	09/09/2014	12,394	$8.88		Shares acquired pursuant to exercise of stock options.

John M. Foraker	09/19/2014	6,196	$5.20		Shares acquired pursuant to exercise of stock options.

John M. Foraker	09/19/2014	6,196	$46.0109	(3)	Sales effected pursuant to a Rule 10b5-1 trading plan.

(1)	The transaction was executed in multiple trades in prices ranging from $45.90 to $45.95. The price reported reflects the weighted average sale price.
(2)	The transaction was executed in multiple trades in prices ranging from $45.91 to $45.95. The price reported reflects the weighted average sale price.
(3)	The transaction was executed in multiple trades in prices ranging from $45.98 to $46.05. The price reported reflects the weighted average sale price.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (i) Annie’s is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (a) a tender offer for or other acquisition of Annie’s securities by Annie’s, any of its subsidiaries, or any other person; (b) any extraordinary transaction such as a merger, reorganization or liquidation, involving Annie’s or any of its subsidiaries; (c) any purchase, sale or transfer of a material amount of assets of Annie’s or any of its subsidiaries; or (d) any material change in the present dividend rates or policy, or indebtedness or capitalization of Annie’s and (ii) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (i) of this Item 7.

In addition, pursuant to Section 5.4 of the Merger Agreement, Annie’s has agreed that, except as expressly permitted by the non-solicitation provisions of the Merger Agreement, it will not, and it will cause its subsidiaries not to, and it will use its reasonable best efforts to cause its representatives not to: (a) solicit, initiate, facilitate or knowingly encourage any inquiries regarding, or the making of any Takeover Proposal or any proposal or offer that would reasonably be expected to lead to a Takeover Proposal; (b) continue, enter into or participate in any discussions with any person regarding a Takeover Proposal (other than to state that Annie’s is not permitted to have discussions); (c) execute or enter into any contract with respect to a Takeover Proposal; (d) furnish to any person any non-public information with respect to any Takeover Proposal; (e) release any third party from any confidentiality or standstill agreement to which Annie’s is a party or fail to reasonably enforce or grant any material waiver, request or consent to any Takeover Proposal under, any such agreement; or (f) approve any transaction under, or any person becoming an “interested stockholder” under, Section 203 of the DGCL.

Item 8.	Additional Information.

Information Regarding Merger-Related Compensation for Annie’s Named Executive Officers

The information set forth under Item 3 above under the heading “Arrangements with Current Executive Officers and Directors of Annie’s—Merger-Related Compensation for Annie’s Named Executive Officers” is incorporated herein by reference.

Stockholder Approval Not Required

If Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger in accordance with Section 251(h) of the DGCL. The Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL. Under Section 251(h) of the DGCL and subject to certain statutory provisions, if the number of shares of Common Stock Purchaser irrevocably accepts for purchase pursuant to the Offer, plus the number of shares of Common Stock otherwise owned by the Purchaser, equals at least the percentage of shares of Common Stock that would otherwise be required to adopt the Merger Agreement, and the other stockholders receive the same consideration for their shares of Common Stock as was payable in the Offer, Purchaser can effect the Merger without the vote of Annie’s stockholders. If the Merger is effected, (i) Annie’s stockholders who do not tender their shares of Common Stock in the Offer will be entitled to appraisal rights under the DGCL, provided that the relevant requirements to exercise appraisal rights under the DGCL have been satisfied, and (ii) Annie’s stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their shares following consummation of the Merger as was payable in the Offer.

Termination of the Offer Pursuant to the Merger Agreement to Pursue the Merger Pursuant to Section 251 of the DGCL

Pursuant to the terms of the Merger Agreement, Purchaser, at its sole option, upon one business day’s prior notice to Annie’s, may irrevocably and unconditionally terminate the Offer and pursue the Merger pursuant to Section 251 of the DGCL if (i) Purchaser, upon the advice of outside legal counsel following consultation with Annie’s, reasonably determines in good faith that as a result of developments occurring after the date of the Merger Agreement it is more probable than not that a meeting of Annie’s stockholders to consider the adoption of the Merger Agreement and approval of the Merger (the “Company Stockholders Meeting”) would be reasonably likely to be held at least five days prior to the satisfaction of the conditions to Purchaser’s obligations to consummate the Offer set forth in the Merger Agreement and that the transactions contemplated by the Merger Agreement would be consummated in a more timely manner than if the Offer were to be consummated following satisfaction of such conditions (the “Conversion Determination”), and (ii) at or after any then-scheduled expiration date of the Offer occurring on or after the date that is 30 business days after the commencement of the Offer any such condition shall not have been satisfied or waived.

If Purchaser makes the Conversion Determination, General Mills has the right to request that Annie’s prepare a proxy statement (the “Company Proxy Statement”) and cause it to be filed in preliminary form with the SEC no later than the later of (i) the fifth business day following such request and (ii) the twentieth business date following the date of the Merger Agreement. If Purchaser makes the election described above, as promptly as reasonably practical following the clearance by the SEC of the Company Proxy Statement, Annie’s is required to call and hold the Company Stockholders Meeting and use its reasonable best efforts to solicit from its stockholders proxies in favor of adoption of the Merger Agreement. The Board has adopted resolutions directing that the adoption of the Merger Agreement be submitted to a vote at the Company Stockholders Meeting and recommended that its stockholders adopt the Merger Agreement and approve the Merger in such circumstances.

Delaware Anti-Takeover Law

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder without the approval of holders of 66 2⁄3% of the voting stock not held by the interested stockholder, unless, among other things, prior to becoming an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction pursuant to which the person became an interested stockholder. The Board approved the Offer and the Merger for purposes of Section 203 of the DGCL, and General Mills and Purchaser have represented in the Merger Agreement that neither is an “interested stockholder.” The Offer is therefore not subject to the restrictions on “business combinations” under Section 203 of the DGCL. Many other states have also adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business in such states or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions applies to the Offer or the Merger, we may be required to file certain documents with, or receive approvals from, the relevant state authorities.

Regulatory Approvals

Under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the filing person agrees voluntarily to withdraw and refile to allow a second 15-day waiting period, or the reviewing agency issues a formal request for additional information and documentary material. The purchase of the shares of Common Stock pursuant to the Offer is subject to such requirements.

The Antitrust Division and the FTC review the legality under the antitrust laws of transactions such as the acquisition of the shares of Common Stock by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary to protect competition in the public interest, including seeking to enjoin the purchase of shares of Common Stock pursuant to the Offer or seeking divestiture of the shares of Common Stock so acquired or divestiture of substantial assets of General Mills or Annie’s or of their respective subsidiaries and affiliates. U.S. state attorneys general and private parties may also bring legal actions under the antitrust laws of the United States. Annie’s does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Pursuant to the HSR Act, General Mills and Annie’s filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on September 22, 2014 for review in connection with the Offer.

Annie’s is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for General Mills’ or Purchaser’s acquisition or ownership of the shares of Common Stock.

Certain Litigation

On September 11, 2014, Gregory Stone filed a class action lawsuit in the Superior Court of the State of California, County of Alameda, purportedly on behalf of the stockholders of Annie’s against Annie’s and its directors, alleging, among other things, that Annie’s directors breached their fiduciary duties by allegedly agreeing to sell Annie’s at an unfair and inadequate price and by allegedly failing to take steps to maximize the sale price of Annie’s. The complaint seeks to enjoin the Merger, other equitable relief and money damages. A similar complaint was filed on September 12, 2014 by Ashley Pratte and Donna Weiss, also in the Superior Court of the State of California, County of Alameda. If the plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the transactions contemplated by the terms of the Merger Agreement, such an injunction may prevent the completion of the transactions in the expected timeframe (or altogether). Annie’s believes that these suits lack merit and intends to vigorously defend against these claims. It is possible that additional similar complaints may be filed in the future.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of shares of Common Stock immediately prior to the Effective Time are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL (“Section 262”).

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 and in this summary to a “stockholder” are to the record holder of shares of Common Stock immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in shares of Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of shares of Common Stock immediately prior to the Effective Time and who (i) did not tender their shares of Common Stock in the Offer, (ii) follow the procedures set forth in Section 262 and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their shares of Common Stock appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price payable in connection with the Offer or the consideration payable in the Merger (which is equivalent to the Offer Price).

Under Section 262, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262. Any holder of shares of Common Stock who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is September 22, 2014) deliver to Annie’s at the address indicated below a written demand for appraisal of shares of Common Stock held, which demand must reasonably inform Annie’s of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their shares of Common Stock in the Offer; and

•	continuously hold of record the shares of Common Stock from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Annie’s, Inc., 1610 Fifth Street, Berkeley, California 94710, Attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of shares of Common Stock, fully and correctly, as such holder’s name appears on the certificate(s) for the shares of Common Stock owned by such holder. If the shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of Common Stock are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of shares of Common Stock held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the shares of Common Stock. If shares of Common Stock are held through a brokerage firm, bank or other nominee who in turn holds the shares of Common Stock through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such shares of Common Stock must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds shares of Common Stock through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the shares of Common Stock should instruct the nominee holder that the demand for appraisal should be made by the record holder of the shares of Common Stock, which may be a central securities depository nominee if the shares of Common Stock have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds shares of Common Stock as a nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Common Stock held for one or more beneficial owners while not exercising such rights with respect to the shares of Common Stock held for other beneficial owners. In such case, the written demand must set forth the number of shares of Common Stock covered by the demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of shares of Common Stock who has complied with Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Common Stock held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of shares of Common Stock who had previously demanded appraisal of their shares of Common Stock. Annie’s is under no obligation to and has no present intention to file a petition and holders should not assume that Annie’s will file a petition or that it will initiate any negotiations with respect to the fair value of the shares of Common Stock. Accordingly, it is the obligation of the holders of shares of Common Stock to initiate all necessary action to perfect their appraisal rights in respect of the shares of Common Stock within the period prescribed in Section 262.

Within 120 days after the Effective Time, any holder of shares of Common Stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of Common Stock not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of Common Stock. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the shares of Common Stock, a person who is the beneficial owner of shares of Common Stock held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of shares of Common Stock, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their shares of Common Stock and with whom agreements as to the value of their shares of Common Stock has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares of Common Stock to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of the shares of Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their shares of Common Stock as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262. Although Annie’s believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither General Mills nor Annie’s anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the fair value of a share of Common Stock is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Upon application by the Surviving Corporation or by any holder of shares of Common Stock entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of shares of Common Stock whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the shares of Common Stock, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the shares of Common Stock entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 will not, after the Effective Time, be entitled to vote his or her shares of Common Stock for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of shares of Common Stock as of a date prior to the Effective Time.

If any stockholder who demands appraisal of shares of Common Stock under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s shares of Common Stock will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in the Merger. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 and accept the consideration payable in the Merger.

If you wish to exercise your appraisal rights, you must not tender your shares of Common Stock in the Offer and must strictly comply with the procedures set forth in Section 262. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of Annie’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Annie’s desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex II to this Schedule 14D-9.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Annie’s, please see Annie’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014 (the “10-K”) and Annie’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014 (the “10-Q”).

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than just purely historical information, including estimates, projections and statements relating to Annie’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements may be identified by the use of words such as

“anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” seek,” “should,” “will,” “would,” “is likely to,” or “is expected to” and other similar terms or phrases. There are a number of factors that may cause actual results to differ from these forward-looking statements, including, without limitation, those disclosed in the section entitled “Risk Factors” in the 10-K and the 10-Q, including risks relating to the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability to complete the Offer or Merger due to the failure to satisfy the conditions to completion of the Offer and Merger; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; the outcome of any legal proceedings relating to the Offer, the Merger or the Merger Agreement; and risks to consummation of the Merger, including the risk that the Merger will not be consummated within the expected time period or at all. Additional factors that may affect future results are contained in Annie’s filings with the SEC, which are available at the SEC’s website at www.sec.gov. Please refer to these documents for a more thorough description of these and other risk factors. Annie’s assumes no obligation to update publicly or revise any forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, Annie’s actual results may vary in material respects from those projected in these forward-looking statements.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated September 22, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Sandy Acquisition Corporation and General Mills, Inc., filed with the SEC on September 22, 2014).*

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Sandy Acquisition Corporation and General Mills, Inc., filed with the SEC on September 22, 2014).*

(a)(3)	Opinion of J.P. Morgan Securities LLC dated September 8, 2014 (included as Annex I to this Schedule 14D-9).*

(a)(4)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Sandy Acquisition Corporation and General Mills, Inc., filed with the SEC on September 22, 2014).*

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Sandy Acquisition Corporation and General Mills, Inc., filed with the SEC on September 22, 2014).*

(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Sandy Acquisition Corporation and General Mills, Inc., filed with the SEC on September 22, 2014).*

(a)(7)	Form of summary advertisement, published September 22, 2014 in The Wall Street Journal (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO of Sandy Acquisition Corporation and General Mills, Inc., filed with the SEC on September 22, 2014).

(a)(8)	Press Release issued by Annie’s, Inc., dated September 8, 2014 (incorporated by reference to the Schedule 14D-9C filed by Annie’s, Inc. with the SEC on September 8, 2014).

(a)(9)	Letter to Annie’s, Inc. Employees (incorporated by reference to the Schedule 14D-9C filed by Annie’s, Inc. with the SEC on September 8, 2014).

(a)(10)	Letter to Annie’s, Inc. Business Partners (incorporated by reference to the Schedule 14D-9C filed by Annie’s, Inc. with the SEC on September 8, 2014).

(a)(11)	Social Media Message posted by Annie’s, Inc. (incorporated by reference to the Schedule 14D-9C filed by Annie’s, Inc. with the SEC on September 8, 2014).

(a)(12)	Letter to Holders of Annie’s Equity Awards.

(a)(13)	Letter to Stockholders of Annie’s, Inc., dated September 22, 2014.*

(e)(1)	Agreement and Plan of Merger, dated September 8, 2014, among General Mills, Inc., Sandy Acquisition Corporation and Annie’s, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Annie’s, Inc. with the SEC on September 8, 2014).

(e)(2)	Tender and Support Agreement, dated September 8, 2014, among General Mills, Inc., Sandy Acquisition Corporation and certain stockholders of Annie’s, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Sandy Acquisition Corporation and General Mills, Inc., filed with the SEC on September 22, 2014).

(e)(3)	Confidentiality Agreement, dated June 19, 2014, between Annie’s, Inc. and General Mills, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Sandy Acquisition Corporation and General Mills, Inc., filed with the SEC on September 22, 2014).

Exhibit Number	Description

(e)(4)	Letter Agreement, dated September 5, 2014, between General Mills, Inc. and Annie’s, Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule TO of Sandy Acquisition Corporation and General Mills, Inc., filed with the SEC on September 22, 2014).

(e)(5)	Founder’s Content Agreement, dated September 8, 2014, among Annie Withey, Annie’s, Inc. and General Mills, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Sandy Acquisition Corporation and General Mills, Inc., filed with the SEC on September 22, 2014).

(e)(6)	Form Indemnification Agreement between Annie’s, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Form S-1 filed by Annie’s, Inc. with the SEC on February 24, 2012).

(e)(7)	Annie’s, Inc. Retention Plan for Selected Employees (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Annie’s, Inc. with the SEC on September 8, 2014).

(e)(8)	Retention Agreement, dated September 8, 2014, among John M. Foraker, Annie’s, Inc. and General Mills, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Annie’s, Inc. with the SEC on September 8, 2014).

(e)(9)	Executive Employment Agreement, dated October 16, 2013, between Annie’s, Inc. and Zahir Ibrahim (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Annie’s, Inc. with the SEC on October 21, 2013).

(e)(10)	Executive Employment Agreement, dated June 17, 2014, between Annie’s, Inc. and Mark Mortimer (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Annie’s, Inc. with the SEC on June 18, 2014).

(e)(11)	Form of Amended and Restated 2004 Stock Option Plan Five-Year Grant Agreement (incorporated by reference to Exhibit 10.4 to the Form S-1 filed by Annie’s, Inc. with the SEC on December 1, 2011).

(e)(12)	Annie’s, Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.29 to the Form S-1 filed by Annie’s, Inc. with the SEC on March 9, 2012).

(e)(13)	Form of Omnibus Incentive Plan IPO Stock Option Agreement (incorporated by reference to Exhibit 10.30 to the Form S-1 filed by Annie’s, Inc. with the SEC on March 9, 2012).

(e)(14)	Form of Omnibus Incentive Plan IPO Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.31 to the Form S-1 filed by Annie’s, Inc. with the SEC on March 16, 2012).

(e)(15)	Form of Omnibus Incentive Plan IPO Performance Share Award Agreement (incorporated by reference to Exhibit 10.32 to the Form S-1 filed by Annie’s, Inc. with the SEC on March 9, 2012).

(e)(16)	Form of Omnibus Incentive Plan Stock Option Award Agreement (incorporated by reference to Exhibit 10.37 to the Form 10-K filed by Annie’s, Inc. with the SEC on June 14, 2013).

(e)(17)	Form of Omnibus Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.38 to the Form 10-K filed by Annie’s, Inc. with the SEC on June 14, 2013).

(e)(18)	Form of Omnibus Incentive Plan Performance Share Unit Award Agreement (incorporated by reference to Exhibit 10.39 to the Form 10-K filed by Annie’s, Inc. with the SEC on June 14, 2013).

(e)(19)	Independent Director Compensation Plan (incorporated by reference to Exhibit 10.40 to the Form 10-K filed by Annie’s, Inc. with the SEC on June 14, 2013).

(e)(20)	Independent Director Restricted Stock Unit Award Program under the Omnibus Incentive Plan (as amended and restated effective May 30, 2013) (incorporated by reference to Exhibit 10.41 to the Form 10-K filed by Annie’s, Inc. with the SEC on June 14, 2013).

Exhibit Number	Description

(e)(21)	Form of Notice of Grant under Independent Director Restricted Stock Unit Awards Program (incorporated by reference to Exhibit 10.42 to the Form 10-K filed by Annie’s, Inc. with the SEC on June 14, 2013).

(e)(22)	Executive Employment Agreement between Annie’s, Inc. and John Foraker, dated as of February 22, 2012 (incorporated by reference to Exhibit 10.28 to the Form 10-K filed by Annie’s, Inc. with the SEC on June 14, 2013).

(e)(23)	Form of Amended and Restated 2004 Stock Option Plan Two-Year Grant Agreement (incorporated by reference to Exhibit 10.3 to the Form S-1 filed by Annie’s, Inc. with the SEC on December 1, 2011).

(e)(24)	Amended and Restated 2004 Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Form S-1 filed by Annie’s, Inc. with the SEC on December 1, 2011).

(g)	Not applicable.

*	Included in materials mailed to stockholders of Annie’s.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANNIE’S, INC.

Date: September 22, 2014	By:	/s/ John M. Foraker
Name: John M. Foraker
Title: Chief Executive Officer

Annex I

September 8, 2014

The Board of Directors

Annie’s, Inc.

1610 Fifth Street

Berkeley, CA 94710

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of Annie’s, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of September 8, 2014 (the “Agreement”), by and among the Company, General Mills, Inc. (the “Acquiror”) and its wholly owned subsidiary, Sandy Acquisition Corporation (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $46 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror or any of its subsidiaries (the “Excluded Shares”) and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed the Tender and Support Agreement, dated as of September 8, 2014 (the “Support Agreement”), among the Acquiror, Acquisition Sub and each director and executive officer of the Company; (iii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iv) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (v) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (vi) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected

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future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, all of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Acquiror, for which we and such affiliates have received customary compensation. Such services during such period have included acting as (i) joint bookrunner on an offering of equity securities of the Company in March, 2013; (ii) lead left bookrunner and arranger on the Acquiror’s revolving credit facility in May 2014; (iii) joint bookrunner on an offering of debt securities by the Acquiror in January 2013; and (iv) sole bookrunner on an offering of debt securities by the Acquiror in October 2013. In addition, our affiliate is an agent bank and a lender under outstanding revolving credit facilities of the Acquiror, for which it receives customary compensation or other financial benefits. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES LLC

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Annex II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW—RIGHTS OF APPRAISAL

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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